

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02041197

NO ACT
P.E 4-18-02
0-19807

DIVISION OF
CORPORATION FINANCE

July 12, 2002

Act 1934
Section 14A-8
Rule
Public Availability 7/12/2002

Peter C. Clapman
Senior Vice President and
Chief Counsel, Corporate Governance
Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206

Dear Mr. Clapman,

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

This is in response to your letter dated April 18, 2002. In that letter you requested the Commission's view on the Division of Corporation Finance's April 1, 2002 no-action letter regarding a shareholder proposal that CREF submitted to Synopsys, Inc.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We do not believe that the current request raises a matter of substantial importance involving novel or highly complex issues requiring Commission review. Accordingly, we have determined that we will not present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Victor I. Lewkow
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

May 15, 2002

Securities and Exchange Commission
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Jonathan G. Katz, Secretary

Ladies and Gentlemen:

I am writing in reference to my letter, dated April 18, 2002 (the "No-Action Appeal") submitted to the Securities and Exchange Commission (the "Commission") appealing the April 1, 2002 no-action letter (the "No-Action Letter") from the staff of the Division of Corporation Finance (the "Staff") to Synopsys, Inc. (the "Company" or "Synopsys"). In the No-Action Letter, the Staff addressed our proposal requesting that the Company's proxy statement include a resolution requesting that the Company's Board of Directors submit for shareholder approval all material equity compensation plans (the "Proposal"). In the No-Action Letter, the Staff concurred with Synopsys' view that the Proposal could be excluded under Rule 14a-8(i)(7) as "ordinary business." As argued in the No-Action Appeal, however, the Proposal raises fundamental economic, policy and corporate governance issues which transcend the scope of the "ordinary business" exception to Rule 14a-8.

In connection with its deliberations, the Commission should be aware of a recent development that, I believe, confirms our view that the Staff's classification of the Proposal as "ordinary business" failed to take into account the significant and growing level of shareholder concern surrounding the issue of equity compensation. We submitted a substantially identical proposal to the Proposal at issue in the No-Action Letter for inclusion in the proxy statement of Mentor Graphics Corp. Mentor Graphics did not contest inclusion of the proposal and included it in its proxy statement. On May 7, at Mentor Graphic's annual meeting, the proposal easily won shareholder approval, garnering the support of 57.2% of the voted shares. We believe this is the highest shareholder vote that a proposal on a new issue has ever received the first time it came to a vote, and only the second time a shareholder proposal on a new issue has been approved the first time that issue was presented at any U.S. company's annual meeting for a shareholder vote. There can be no more concrete evidence of the investing public's concerns

surrounding this issue. We accordingly submit that it would be singularly inappropriate for the Commission to deem the Proposal excludible under Rule 14a-8(i)(7) as "ordinary business." The ordinary business exclusion was designed to exclude only proposals involving "business matters that are mundane in nature and [which] do not involve any substantive policy or other considerations,"[1] not proposals addressing matters of considerable importance to shareholders themselves.

Ultimately, Rule 14a-8 was intended to "enhance investor confidence in the securities markets by providing a means for shareholders to communicate with management and among themselves on significant matters."[2] The shareholder vote at Mentor Graphics clearly demonstrates that the Proposal presents an opportunity for precisely the kind of shareholder communication meant to be facilitated and encouraged by Rule 14a-8. A Commission decision allowing the Company to use the "ordinary business" exception to stifle widely held shareholder concerns would directly conflict with prior staff interpretations, and violate the spirit and purpose of the rule itself. Ultimately, such a decision would only undermine rather than enhance investor confidence in the securities markets.

Thank you for your time and attention to this matter. If you have any questions or need any additional information regarding the Mentor Graphics vote or any other matter, please do not hesitate to contact me at (212) 916-4232.

Sincerely,



Peter C. Clapman

cc: Martin P. Dunn
Keir D. Gumbs
Victor I. Lewkow
Steven K. Shevick

[1] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976).

[2] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

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E-Mail: vlewkow@cgsh.com

April 24, 2002

RECEIVED
OFFICE OF THE SECRETARY
2002 APR 25 AM 11:20

BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Jonathan G. Katz

Re: Response to TIAA-CREF Appeal to the Securities and Exchange Commission Regarding No-Action Letter to Synopsys dated April 2, 2002

Ladies and Gentlemen:

We are writing on behalf of our client, Synopsys, Inc. ("Synopsys"), with regard to the request for an appeal, dated April 18, 2002 (the "Appeal"), by Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") of the no-action letter (the "Synopsys No-Action Letter") issued on April 1, 2002, by the staff of the Division of Corporation Finance (the "Staff") to Synopsys. In the Synopsys No-Action Letter, the Staff stated that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Synopsys omitted from its proxy statement for its 2002 annual meeting the stockholder proposal and supporting statement (the "Proposal") submitted by TIAA-CREF by letter dated October 26, 2001. The Proposal states:

> RESOLVED: That the shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval.

In the Synopsys No-Action Letter the Staff concurred with Synopsys that this Proposal could be excluded under Rule 14a-8(i)(7) as addressing "ordinary business operations."

I. We respectfully submit that the Commission should not consider this Appeal and, if it wishes to address the issues set forth in the Synopsys No-Action Letter, it should do so through the Commission's formal rulemaking, notice and comment process and/or allow the New York Stock Exchange or NASDAQ to engage in rulemaking.

A. The Commission should continue to limit its review of Staff no-action letter responses—if the Commission were to accept the Appeal, any related action that it took would be without the benefit of the guidance of interested parties and would provide, at most, an uneven market resolution.

The Commission has delegated the authority and the responsibility for reviewing no-action letter requests in connection with shareholder proposals to the Staff. While the Commission retains the right, upon the recommendation of the Staff, to review the Staff's decisions, we note that recently the Commission has exercised this right only cautiously and infrequently. Since 1998, based upon our review of publicly available information on Edgar, the Commission has only accepted the review of two Staff decisions with respect to a shareholder proposal under Rule 14a-8. The Commission concurred with the Staff's decision in each case.

The Commission has limited its review of Staff no-action letter responses. Matters that the Commission has in the past reviewed include a no-action letter that represented "an abrupt policy shift from the SEC's prior rulings and official statements"[1] as well as a no-action letter in which, as the Secretary of the Commission stated, "the issue is novel."[2]

The Synopsys No-Action Letter does not raise a novel issue nor does it represent (as discussed in Section III) an abrupt policy shift from the Staff's prior rulings. The issue of shareholder proposals relating to broad-based equity compensation has been raised in a number of no-action letters over the last two years. For example, in AT&T Corp. (February 28, 2000), the Staff concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees, acknowledging that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)."[3]

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[1] Letter, dated December 7, 1992, from Sue Ellen Dodell to the Securities and Exchange Commission regarding Cracker Barrel (October 13, 1992).

[2] New Germany Fund Inc. (May 8, 1998).

[3] *See also* ConAgra Foods, Inc. (June 8, 2001) (allowing the exclusion of a proposal amending equity plan terms as general compensation matters); Sempra Energy (January 30, 2001) (allowing the exclusion of a proposal recommending limitations on the issuance of stock options and stock derivatives as general compensation matters).

In addition, earlier this year the Staff reviewed an identical Proposal that was submitted by TIAA-CREF to Adobe Systems, Inc. and determined that such Proposal was excludable as relating to Adobe's ordinary business operations.[4] In *Adobe Systems* TIAA-CREF also requested that the Division of Corporation Finance reconsider the Staff decision, which reconsideration was denied on March 11, 2002.[5] We note that TIAA-CREF makes no mention of *Adobe Systems* or such Division action in its Appeal.

The Commission has already established an appropriate mechanism by which the Staff handles initial requests for and appeals of Rule 14a-8 no-action relief, a process of which TIAA-CREF has availed itself, and we believe the Commission should continue to act with caution to limit its involvement in this process.

B. Given the intensity of the debate surrounding broad-based equity compensation, as TIAA-CREF itself asserts, we believe, if the matter is to be reconsidered, the issuance of a proposed release and the solicitation of comments thereon, as in *Cracker Barrel*, would offer the Commission the full range of opinions necessary to make such an important decision.

We do not disagree with TIAA-CREF that the widespread use of broad-based equity compensation has raised economic issues that "have been the subject of a widespread . . . public debate."[6]

However, it is the very the existence of this vast body of opinion representing numerous differing views that argues that any Commission consideration of this issue should not be made in the context of a one-off appeal of a precatory shareholder resolution, but instead through a process that offers all interested issuers and all interested investors the ability and the right to be heard. A process that, at the end, offers a market-wide approach to what is a market-wide issue.

Further, if the Commission were to determine that TIAA-CREF's proposal is not properly excludable, the then-required inclusion of the Proposal in the Synopsys proxy statement at the tail-end of the proxy season would have the practical result of affecting Synopsys while many of its competitors, including Cadence Design Systems (which we understand received an identical proposal from TIAA-CREF, but which had already mailed its 2002 proxy statement[7]),

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[4] Adobe Systems, Inc. (February 1, 2002).

[5] Letter, dated March 11, 2002, from Martin P. Dunn of the Division of Corporation Finance of the Securities and Exchange Commission to Peter C. Clapham of TIAA-CREF.

[6] Letter, dated April 18, 2002, from the Teachers Insurance and Annuity Association-College Retirement Equities Fund to Jonathan G. Katz of the Securities and Exchange Commission (the "TIAA-CREF Appeal"), at 5.

[7] *See* Phyllis Plitch, *Big Investor Wants Stock Options On Shareholders Ballots*, DOW JONES NEWSWIRES, April 12, 2002.

would not be similarly encumbered. The presence of the Proposal in the Synopsys proxy statement, and certainly if the Proposal were adopted and implemented, could have a chilling effect on Synopsys recruiting and retention as it raises the possibility of dramatically constricted option grants while many of its competitors would not be subject to the same concerns by its prospective and current employees.

For these reasons, if the Commission wishes to address this issue, we believe it should address the issue through its formal rulemaking, notice and comment process. In 1993, when the Commission was confronted with the "widespread public debate" on the social issues surrounding *Cracker Barrel*, the Commission elected to revisit the issue through the formal rulemaking and comment process that ultimately resulted in the Commission providing amendments to the rules on shareholder proposals in the 1998 Release.[8] In such release the Commission noted the important role that such notice and comment process had played in its ability to assess the proposed changes stating, "we have gained a better understanding of the depth of interest among shareholders."[9] And, the Commission continued "we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public."[10]

C. Given the important roles of the New York Stock Exchange and NASDAQ in establishing standards that shareholders trust, their existing history of regulating the approval requirements of the option plans of their members, the fact that each is reviewing, and has reviewed in depth, potential changes to such requirements, and finally, given that each is perfectly positioned to regulate a market-wide approach, it would be both expedient and effective to permit NYSE and NASDAQ to finish the review of proposed rule changes, and, if so determined, implement such rules.

The New York Stock Exchange ("NYSE") and NASDAQ together regulate the majority of U.S. public companies. As noted by TIAA-CREF in the Appeal, in 1999 NYSE sponsored a special task force that developed a proposal on the issue of the role of shareholders in the authorization of stock option plans. NYSE assumed this role for reasons undoubtedly similar to those that spurred them to require the precursor of this issue—shareholder approval of executive stock option plans.[11] NASDAQ also requested comments on the Task Force

[8] Amendments to Rules on Shareholder Proposals. Exchange Act Release No. 34-40018. 63 Fed. Reg. 29,106 (May 28, 1998) (the "1998 Release").

[9] 1998 Release, at 29,108.

[10] 1998 Release, at 29,106.

[11] *See* New York Stock Exchange Listing Application; Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy (Oct. 28, 1999).

proposal.[12] We note that Commission Chairman Harvey Pitt himself appears to endorse NYSE and NASDAQ as appropriate bodies to address this issue. He has urged the stock exchanges to require listed companies to bring all option plans that include officers and directors to a shareholder vote.[13] On April 12, 2002, NASDAQ announced that the executive committee of its board has recommended that a rule change be submitted to the NASDAQ board of directors in May that would require the change called for by Chairman Pitt.[14]

NYSE, along with NASDAQ, represent natural leaders for possible change on this issue as, to the extent such plans affect stock prices and to the extent it is an area for shareholder concern and debate, it has a direct impact on the markets NYSE and NASDAQ have created. Furthermore, as an issue that affects the majority of corporations, given the widespread use of stock options as general corporate compensation, it seems natural to formulate any approach at that same broad-based level rather than short-circuiting the issue in a one-off manner without public comment.

Broad-based equity compensation is an important issue for both issuers and investors, a fact highlighted by the 166 comments the NYSE Task Force received in response to a "White Paper" it circulated in 1998 to interested persons on the issue.[15] Given the broad nature and effect of the issue, we respectfully submit to the Commission that this is an issue best addressed at the broader level of either the Commission, through the formal rulemaking procedure (as discussed in I.B. above), or NYSE (along with NASDAQ) which has completed a thorough investigation of the issue, solicited comments of the vast range of interested parties and would be able to affect a market-wide approach to a market-wide concern.

II. TIAA-CREF's attempts to remove broad-based equity compensation from the ambit of "ordinary business," if adopted, would eviscerate the policies that embody the "ordinary business" exclusion.

A. The existence of widespread public debate does not and should not operate to remove broad-based equity compensation from its appropriate characterization as a subject of ordinary (day-to-day) business.

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[12] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Counsel on "Shareholder Approval for Stock Option Plans" (October 2, 2001).

[13] Phyllis Plitch, *Big Investor Wants Stock Options On Shareholders Ballots*, DOW JONES NEWSWIRES, April 12, 2002.

[14] *See Nasdaq Panel Submits Views to SEC On Corporate Governance Listing Standards*, BNA SECURITIES LAW DAILY, April 15, 2002.

[15] Letter from Catherine R. Kinney of the New York Stock Exchange to Corporate Secretaries of Listed Companies, dated December 20, 2000.

TIAA-CREF's argument is essentially that the "intensity of the debate surrounding the issue of broad-based equity compensation" causes such matter to clearly transcend the scope of ordinary business.[16] We do not believe it was the intent, nor do we believe that it should be the rule, that the existence of public debate, in and of itself, removes any matter (including matters clearly within the realm of general compensation) from the realm of "ordinary business." Adoption of TIAA-CREF's interpretation would eviscerate the very policy that led to the establishment of the "ordinary business" exception. The policy, as expressed by the Commission, was to permit companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgement, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business."[17] The Commission reiterated in the 1998 Release that the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[18]

The "ordinary business" exclusion has been denied for proposals that do not comport with the policy of such exclusion, such as proposals addressing matters that, arguably, shareholders are capable of understanding and in which their involvement will not disrupt the ability of management to run the company on a day-to-day basis,[19] or proposals addressing matters, such as executive compensation, that affect the relationship between management and the shareholders—the relationship upon which the policy of the "ordinary business" exception itself is based. "The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance."[20]

We note that an exception to the "ordinary business" exclusion does exist for "significant social policy issues." In this context, public debate is relevant in assessing the existence of a moral issue and, if present, its relative significance.[21]

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[16] TIAA-CREF Appeal, at 6.

[17] Adoption of Amendments Relating to Proposals by Security Holders. Exchange Act Release No. 34-12999, 41 Fed. Reg. 52,994 (December 3, 1976).

[18] 1998 Release, at 29,108.

[19] *See, e.g.*, The Student Loan Corporation (March 18, 1999) (proposal recommending the board retain an investment banker to explore alternatives to enhance the value of the company); Quality Systems, Inc. (June 9, 1999) (proposal amending the company's bylaws to require an independent board of directors).

[20] Xerox Corporation (March 25, 1993).

[21] Matters denied the protection of the "ordinary business" exclusion due to their significant moral component include proposals addressing the use of conscientious farming techniques by company suppliers, McDonald's Corp. (March 3, 1989), lending and operation practices in lesser developed countries, Citigroup, Inc. (February 1,

Broad-based equity compensation comports fully with the policy of the "ordinary business" exclusion. As discussed above, shareholders do not possess the business expertise and intimate knowledge of Synopsys' business required to assess the necessity and the scope of broad-based compensation issues such as equity compensation grants. Indeed, if adopted and implemented, the Proposal would essentially put shareholders in the position of dictating key elements of Synopsys' day-to-day recruitment and retention strategy. Nor does broad-based equity compensation affect the relationship between management and shareholders on which the policy is based. Finally, broad-based equity compensation, although a hot topic in the media, does not raise a moral issue. Accordingly, shareholder proposals relating to broad-based equity compensation should continue to be excludable under the "ordinary business" exclusion.

B. TIAA-CREF's portrayal of broad-based equity compensation as a matter of fundamental corporate governance is inaccurate and would result in the evisceration of the policy underlying the "ordinary business" exclusion.

TIAA-CREF attempts to portray broad-based equity compensation as a matter of fundamental corporate governance and then argues that all matters of fundamental corporate governance should be presumptively left to the shareholders. Yet this argument assumes an incorrect definition of fundamental corporate governance matters.

TIAA-CREF's characterization of broad-based equity compensation as a fundamental corporate governance matter is based entirely on the fact that equity compensation affects the value of a company's stock.[22] If this were the definition of corporate governance, the list of corporate governance matters would be expansive indeed and would cover many day-to-day spending issues of companies as they ultimately impact the company's stock price—for example, acquisitions, the expansion of business, joint ventures, technology licensing as well as stock issuances. Furthermore, it is far from clear that broad-based equity compensation affects a company's stock price any more than cash compensation policies, which directly affect net income. We note that the Appeal states that "we do not dispute the fact that cash compensation to rank and file employees is and should be within the realm of the ordinary business exception."[23]

1999), relationships with entities doing business in Burma, Citigroup, Inc. (February 9, 2001), trust and independence of analysts, Goldman Sachs Group Inc. (January 15, 2002), trust and independence of auditors, The Walt Disney Company (December 18, 2001), discrimination and affirmative action, New York City Employee's Retirement System v. Securities and Exchange Commission, 45 F.3d 7 (2d Cir. 1995); Wal-Mart Stores, Inc. (March 21, 1998), and of course, hiring policies relating to sexual orientation, 1998 Release (overturning Cracker Barrel Old Country Stores, Inc. (October 13, 1992)).

[22] *See* TIAA-CREF Appeal, at 8 (noting that the issuance of stock options, through their dilutive effects, exerts a " "downward pressure" on the price of existing stock").

[23] TIAA-CREF Appeal, at 5.

The Organization for Economic Co-operation and Development provides the following definition of Corporate Governance:

> "Corporate governance . . . specifies the distribution of rights and responsibilities among different participants in the corporation, such as, the board, managers, shareholders and other stakeholders, and spells out the rules and procedures for making decisions on corporate affairs. By doing this, it also provides the structure through which the company objectives are set, and the means of attaining those objectives and monitoring performance."[24]

This accepted definition of corporate governance, and the removal of these matters from the "ordinary business" exclusion, comports with the policy of this exclusion, as discussed above in Section II.A. For example, the Staff has determined that proposals relating to executive compensation and golden parachutes, matters that comport with the OECD's definition of corporate governance, may not be excluded as "ordinary business."[25]

In contrast, the application of TIAA-CREF's definition of corporate governance would eviscerate the exclusion. All matters that affect the stock price of a company would no longer be deemed to be ordinary business.

III. The Staff has consistently interpreted broad-based equity compensation to fall within the "ordinary business" exclusion under Rule 14a-8(i)(7).

For the policy reasons discussed above, Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of Synopsys employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to Synopsys' "ordinary business operations" and has been determined by the Staff to be excludable under Rule 14a-8(i)(7).[26]

As discussed previously in Section II.A., the Staff has stated that proposals addressing "executive compensation" do not relate to a registrant's "ordinary business" and

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[24] OECD, April 1999, *http://oecd.org/daf/governance/Q&As.htm.*

[25] *See* Reebok International Ltd. (March 16, 1992), and Transamerica Corporation (January 10, 1990).

[26] *See* Synopsys, Inc. (April 1, 2002), and Adobe Systems Inc. (February 1, 2002) (Staff will not recommend enforcement action if Proposal is excluded in reliance on Rule 14a-8(i)(7)).

therefore are not excludable.[27] However, the Staff has consistently drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> [U]nlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.[28]

If adopted, the Proposal requests that Synopsys submit for stockholder approval the equity compensation plans benefiting all Synopsys employees (other than plans that under no circumstances might result in material potential dilution), not simply those plans covering executive officers and directors. Synopsys currently maintains four equity compensation plans: the Employee Stock Purchase Plan, the 1994 Non-Employee Directors' Stock Option Plan, the 1992 Stock Option Plan (the "1992 Plan") and the 1998 Non-Statutory Stock Option Plan (the "1998 Plan"). Each of Synopsys' equity compensation plans other than the 1998 Plan has been approved by Synopsys' stockholders as have all material amendments to such plans.[29]

The 1998 Plan is the only equity compensation plan that has not been submitted to Synopsys' stockholders for their approval. The 1998 Plan is a "broadly based" plan. For example, to date stock options have been granted under the 1998 Plan to approximately 2,960 of Synopsys' approximately 3200 employees. No options have been granted to executive officers under the 1998 Plan. Synopsys intends to continue to grant equity awards to executive officers only under the 1992 Plan (or another shareholder-approved plan).[30]

The Proposal would clearly restrict the ability of the Synopsys Board of Directors to determine the compensation paid to Synopsys employees generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and the Synopsys Board of Directors.

The Staff has concurred in the exclusion of proposals that were not clearly limited

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[27] Reebok International Ltd. (March 16,1992) (proposal requested that a compensation committee be established to evaluate and establish executive compensation).

[28] Xerox Corporation (March 25, 1993) (emphasis added).

[29] In January 2002, Synopsys stockholders approved a five-year extension to the 1992 Plan by a vote of 68% to 32%. The 1992 Plan is the only plan that has been used to grant options to executive officers.

[30] In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Synopsys' five most highly compensated executive officers, it must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended.

to executive officers on the basis that the proposals related to "general compensation matters."[31] While executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations.[32] Therefore, because the Proposal is not limited to equity compensation plans that benefit Synopsys executive officers and directors, the Proposal relates to "general compensation matters," and it should be excluded under Rule 14a-8(i)(7).

* * * * * *

Conclusion

The Commission in promulgating the "ordinary business" exclusion attempted to balance the rightful concern of shareholders to provide oversight of the corporation to ensure the quality of their investment and the practical reality of running a corporation, including attracting and retaining key employees, which must be left to management on a daily basis. Indeed this is the fundamental basis of the modern corporation's separation of ownership and control. We believe that to continue to maintain this fundamental balance of principles, the decision of the Staff must be upheld.

If you need any additional information, please contact the undersigned.

Sincerely,



Victor I. Lewkow

Enclosures

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[31] *See* Huntington Bancshares Incorporated (January 11, 2001) (allowing the exclusion of a proposal for an amendment to a company incentive compensation plan that included officers but was not limited to senior executive officers). The Staff has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). *See, e.g.*, AT&T Corp. (February 28, 2000) (allowing exclusion of a proposal seeking to modify a stock-based incentive plan pursuant to which the company made stock option grants to all employees as addressing the company's "ordinary business operations (i.e., general compensation matters)").

[32] *See* Comshare, Incorporated (September 5, 2001).

cc: Martin P. Dunn
Securities and Exchange Commission (by hand)

Jennifer Gurzenski
Securities and Exchange Commission (by hand)

Kier Gumbs
Securities and Exchange Commission (by hand)

Loryn Zerner
Securities and Exchange Commission (by hand)

TIAA/CREF (via Federal Express)

Steven K. Shevick
Synopsys, Inc. (via facsimile)



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

April 18, 2002

RECEIVED
OFFICE OF THE SECRETARY

APR 19 2002

Securities and Exchange Commission
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Jonathan G. Katz, Secretary

Appeal to the Securities and Exchange Commission Regarding Staff No-Action Letter to Synopsys, Inc. Dated April 1, 2002

Ladies and Gentlemen:

On April 1, 2002, the staff of the Division of Corporation Finance (the "Staff") issued a no-action letter (the "No-Action Letter") to Synopsys, Inc. (the "Company" or "Synopsys") stating that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Synopsys omits from its proxy statement for its 2002 annual meeting a shareholder proposal we had submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Commission review the response of the Staff in the No-Action Letter. Attached are copies of Synopsys' request to the Staff, our correspondence with the Staff (without exhibits),[1] and the response of the Division of Corporation Finance to Synopsys.

Our proposal requests that the Company's proxy statement include a resolution requesting that the Company's Board of Directors submit for shareholder approval all material equity compensation plans (the "Proposal").[2] In the No-Action Letter, the Staff concurred with Synopsys' view that the Proposal could be excluded under Rule 14a-8(i)(7) as addressing

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[1] The exhibits attached hereto update the exhibits attached to our correspondence with the Staff.

[2] The Proposal reads: "RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material dilution) to shareholders for approval."

"ordinary business operations." We strongly disagree with the Staff's conclusion because we believe that the Proposal raises fundamental economic, policy, and corporate governance issues which simply do not constitute "ordinary business" under the Staff's own prior interpretations of Rule 14a-8(i)(7). Furthermore, we believe that the Proposal raises novel issues on which it would be appropriate for the Commission to provide guidance.

Basis for the Appeal

According to § 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." Allowing an issuer to rely on the ordinary business exclusion to omit from its proxy statement our Proposal involves matters of substantial importance to all shareholders and presents novel issues, clearly meeting the standard for Commission review. The Proposal raises fundamental corporate governance issues relating to the use of equity compensation, which directly affects the economic interests of shareholders. In fact, the issue of shareholder approval for equity-based compensation plans is among the most significant corporate governance issues currently confronting regulators, corporations, and investors. Former Commission Chairman Arthur Levitt deemed the issue a "matter of fundamental fairness and sound corporate governance."[3] Nasdaq spokesman Scott Peterson has noted that the issue of shareholder voting on option compensation puts at stake the "rightful balance between shareholder and management interests and, in the end, public confidence."[4] Moreover, Eric D. Roiter, Senior Vice President and General Counsel for Fidelity Management and Research Company, has deemed stock options "currency...taken out of shareholders' wallets,"[5] and *Forbes* magazine has described stock options as a "mortgage on future earnings."[6]

The dramatic growth in stock option compensation has directly affected shareholders' economic investments and ownership interests in the companies in which they invest. Within the past several years, the use of stock option compensation has dramatically transformed the compensation structure of U.S. corporations and the nature of the relationship between equity owners and employees. Between 1997 and 2000, the dollar value of options granted to employees at the nation's 2,000 largest companies more than tripled, rising from $50 billion to $162 billion in just three years.[7] Option compensation has grown more popular with each

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[3] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, http://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[4] Kathy Kristoff, *Outgoing SEC Chief Urges Shareholder Say on Stock Grants*, CHI. TRIB., Jan. 28, 2001.

[5] Eric D. Roiter, *The NYSE Wrestles with Shareholder Approval of Stock Option Plans*, INSIGHTS, March 2000.

[6] *Stock Options Are Diluting Future Earnings*, FORBES, May 18, 1998.

[7] Gretchen Morgenson, *Time to Look at Stock Options' Real Cost*, MARKET WATCH, Oct. 21, 2001.

passing year. Between 2000 and 2001, the number of options granted by 50 major U.S. companies increased by 12 percent.[8] Moreover, to satisfy obligations under option compensation plans, companies are allocating an ever growing percentage of their stock to option compensation programs, threatening significant dilution of shareholders' equity interests. In 2001, *Business Week* reported that "America's 200 largest corporations allocat[ed] a record 15% of their shares to employee stock options."[9] Fortune Magazine has reported that "[a]t tech companies, the estimated value of the options granted can dwarf earnings and sometimes even revenues."[10]

The growing popularity of option compensation has already had a dramatic impact on the economic interests of shareholders. A 2001 report by Bear Stearns & Co. found that if stock options had been taken into account, aggregate earnings per share for the S&P 500 in 2000 would decrease by about 9 percent.[11] The impact on some companies, of course, is far in excess of that amount. The Bear Stearns study identifies twenty-seven S&P 500 companies where percentage decline in EPS when stock options were taken into account exceeded 50%, including twelve companies that swung from positive earnings per share to a loss per share.[12] Some 53 companies experienced a decline of 10 percent or more from reported earnings for each of three years running (1998-2000).[13] In 2000, the "communications equipment" sector as a whole swung from profit to loss when options were taken into account; other industries to see major percentage declines in 2000 included "computers – networking" (89% decline), "entertainment" (59% decline) and "electronics – instruments" (31% decline).[14] *The Analyst's Accounting Observer* has confirmed the results of the Bear Stearns study and further concludes the "hidden cost of option compensation is growing much faster than earnings," increasing at an annual growth rate of 56% over in 1998-2000.[15]

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[8] Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002.

[9] *Employee Stock Options are Still Hot*, BUSINESS WEEK, May 28, 2001.

[10] Justin Fox, *The Amazing Stock Option Sleight of Hand*, FORTUNE, June 25, 2001.

[11] Pat McConnell, Janet Pegg and David Zion, "Employee Stock Option Expense: Pro Forma Impact on EPS and Operating Margins – the S&P 500", Bear Stearns Equity Research, Accounting and Taxation, September 2001.

[12] Id.

[13] Id.

[14] Id.

[15] Jack T. Ciesielski, *2000 Stock Compensation: Sizing Up The Beast*, ANALYST'S ACCT. OBSERVER, July 31, 2001.

A November 2001 Credit Suisse First Boston ("CSFB") study also suggests that equity compensation has had a large economic impact.[16] Noting that 99% of S&P 500 companies have stock option programs, the study determined that overall S&P 500 earnings were overstated by 13% in 2000 because of the absence of an accounting charge for stock options.[17] The study also found that the S&P 500 average overall option expense in 2000 was $1,858, with per-employee option expenses for technology companies averaging $25,436.[18] In addition, more than two-thirds of the companies with stock option programs repurchased shares in 2000, using an average of 48% of net income to reacquire those shares.[19] CSFB notes that "[c]ompanies often buy back shares to counter the dilution that would otherwise occur from employee stock option programs."[20]

Existing stockholders directly bear the economic costs of equity compensation. A recent study by Pearl Meyer & Partners demonstrated that the "average potential dilution from shares authorized for options at the top 200 companies hit a high of 16.32% in 2000, nearly double the potential dilution a decade earlier, when it stood at 8.34%."[21] Academic studies also show that stock option usage is much more costly than the already considerable number reflected in the diluted EPS figures provided in corporate reporting. For example, a working paper by John E. Core and Wayne R. Guay of The Wharton School and S.P. Kothari of the MIT Sloan School of Management, analyzing data on 731 large firms, finds that economic dilution from options in the authors' proposed measure of options-diluted EPS is 100% greater than dilution in reported diluted EPS using the FASB treasury-stock method.[22] Whereas the latter method yields average dilution due to stock options of 1.46% of weighted average shares outstanding, the authors' method finds average economic dilution due to stock options equivalent to 2.96% of weighted average shares outstanding.[23]

The Staff's grant of the Synopsys no-action request to exclude our Proposal raises a number of novel and important questions that should appropriately be decided by the

[16] Jane Adams and Alain Pelanne, "Stock Compensation: A Primer," Credit Suisse First Boston Equity Research, Nov. 27, 2001.

[17] Id.

[18] Id.

[19] Id.

[20] Id.

[21] Phyllis Plitch, Big Investor Presses Cos. to Bring Options Plans to Vote, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[22] John E. Core, Wayne R. Guay and S.P. Kothari, "The Economic Dilution of Employee Stock Options: Diluted EPS for Valuation and Financial Reporting," draft version, December 2001 (see www. ssrn.com).

[23] Id.

Commission. This issue pits the Staff's interpretation of the ordinary business operations exception directly against the corporate governance concerns and economic interests of shareholders. The No-Action Letter denies shareholders access to the Company's proxy statement to propose rules for corporate governance in direct contravention of the primary purpose of the proxy rules. We do not dispute the fact that cash compensation to rank-and-file employees is and should be within the realm of the ordinary business exception. However, equity compensation has a direct impact on the most basic economic interests of shareholders, potentially resulting in dilution of their ownership interests, and directly implicates unique and timely issues about the proper balance of power between investors and management. Accordingly, the Staff's grant of no-action relief regarding the Proposal should be the subject of Commission review.

Issues Presented on Appeal

1. Should the ordinary business exception under Rule 14a-8(i)(7) permit exclusion of a shareholder proposal that raises fundamental policy issues which are the subject of widespread public debate and directly affect the value of the shareholder's investment?

2. Should a shareholder proposal which addresses significant corporate governance matters and which is not otherwise impermissible under state corporate laws be excludable from proxy statements under Rule 14a-8?

Discussion

The Proposal should not be excludable under Rule 14a-8 as ordinary business under the Staff's prior interpretations of Rule 14a-8(i)(7), and should be included in the Company's proxy statement. In order to be excludable under Rule 14a-8(i)(7), the Proposal must both relate to a matter of ordinary company business, and fail to raise a significant policy issue.[24] However, the widespread use of equity-based compensation raises a number of significant economic and corporate governance issues. These issues have been the subject of a widespread and intensifying public debate that includes the voices of President George W. Bush, Commission Chairman Harvey Pitt, and Federal Reserve Chairman Alan Greenspan. The debate surrounding equity compensation satisfies any reasonable criteria the Commission may rely upon in determining whether the Proposal addresses ordinary business operations.

[24] Amendments to Rules on Shareholder Proposals, Release 34-40018 (May 21, 1998) ("1998 Release").

I. **Because equity compensation raises significant policy issues that have been the subject of a widespread and intensifying public debate, the Proposal is not excludable from the proxy statement as "ordinary business."**

A. Shareholder proposals raising significant policy issues may not be excluded from proxy solicitation materials under Rule 14a-8(i)(7), even if they address employee compensation matters.

In the No-Action Letter, the Staff suggested that the Proposal is excludable as "ordinary business" on the basis that it addresses "general compensation matters." This response implies that all proposals affecting the compensation of rank-and-file employees are automatically excludable as "ordinary business" under Rule 14a-8(i)(7). However, rather than categorically excluding broad categories of proposals as ordinary business, the Commission has unambiguously rejected such a bright-line interpretation of the rule. In 1998, the Commission issued a release formally recognizing that shareholder proposals raising "significant social policy issues" are not excludable under the "ordinary business operations" exception to Rule 14a-8.[25] In adopting this policy, the Commission reinstated its previous position that shareholder proposals addressing matters with "significant policy, economic or other implications" should not be excluded as ordinary business.[26] This policy reflects the original purpose of Rule 14a-8(i)(7): to exclude only proposals involving "business matters that are mundane in nature and do not involve any substantive policy or other considerations."[27]

In determining whether a proposal addresses a "significant policy issue" falling outside of the scope of the ordinary business operation, the Staff has previously considered such factors as: (i) legislative and regulatory activity;[28] (ii) media coverage;[29] and (iii) public debate[30] regarding the issue. As demonstrated below, the debate surrounding equity compensation plans easily satisfies each of these potential measures of the significance of particular policy issues. The active and intensely fought debate surrounding equity compensation clearly demonstrates that the use of broad-based equity compensation plans is not a mundane matter at all. Rather, this issue is a matter of fundamental importance concerning the balance of power between boards, employees, and shareholders.

In the past, the Staff has refused to permit exclusion of shareholder proposals raising significant policy issues involving broad-based compensation plans. In General DataComm

[25] 1998 Release.

[26] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976) ("1976 Release").

[27] 1976 Release.

[28] See, e.g., TransAmerica Corp. (Jan 10, 1990).

[29] See, e.g., The Coca-Cola Company (Feb. 7, 2000).

[30] See, e.g., E.I. du Pont de Nemours and Company (Mar. 6, 2000).

Industries (Dec. 9, 1998), the Staff determined that option repricing did not constitute "ordinary business" under 14a-8(i)(7), even though it affected non-executive employee compensation, because of the "widespread public debate concerning option repricing and the increasing recognition that the issue raises significant policy issues." Similarly, in another no-action decision applying the social policy exception to an otherwise "general compensation" matter, i.e. pension plans, the Staff again focused on a "widespread public debate" and the public recognition of "social and corporate policy issues" to conclude the ordinary business exclusion did not apply.[31]

Like the issue of analyst independence addressed in the Staff's recent denial of a no-action request by The Goldman Sachs Group,[32] stock options have become the focus of an increasingly urgent and widespread public debate. Moreover, the Staff has in the past held Rule 14a-8(i)(7) inapplicable to shareholder proposals that raised significantly less controversial issues than the dilution of shareholders' stock value. For instance, the Staff declined to apply the ordinary business operations exclusion to a shareholder proposal regarding Time Warner's conversion to chlorine-free paper.[33] The Staff also recently declined to apply Rule 14a-8(i)(7) to a shareholder proposal dealing with corporate charitable contributions.[34] Both of these proposals addressed subjects indisputably having much less direct economic impact on shareholders and considerably less corporate governance and policy importance than the CREF Proposal.

B. The Proposal addresses precisely the kind of significant policy issues protected from the scope of the Rule 14a-8(i)(7) ordinary business operations exception.

Synopsys shareholders are subject to significant potential dilution of the value of their shares due to equity compensation plans. Synopsys has allocated a considerable portion of its shares through an option compensation plan not subject to shareholder approval, the 1998 Nonstatutory Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, Synopsys had authorized 24.07 million shares for equity compensation as of October 31, 2001, equaling a staggering 39.8% of shares outstanding. In fact, the Company has already reserved for issuance all but 4.3 million of those shares, and the board is free to amend the plan unilaterally at any time to add additional shares. The "run rate"—i.e., grants as a percentage of outstanding shares—for all option grants at Synopsys is substantial. In the most recent three years, the average run rate per year was 13.5%. The median run rate for 2,000 U.S. companies was 1.78% in 1998, and

[31] International Business Machines Corporation (Feb. 16, 2000) (denying no-action request regarding an employer's switch from defined benefit pension plans to cash-balance plans).

[32] The Goldman Sachs Group, Inc. (Jan. 15, 2002) (denying no-action request regarding shareholder proposal addressing analyst independence).

[33] Time Warner, Inc. (Feb. 19, 1997).

[34] UST Inc. (Feb 26, 2002).

1.94% in 1999.[35] Overall overhang at Synopsys—i.e., equity compensation shares outstanding plus those available for grant as a percentage of outstanding shares—is 59.0%, compared with an average of 33.5% for all computer software and computer services companies and 14.6% for all companies in 2000.[36]

The controversies surrounding equity compensation raise policy issues clearly transcending the scope of "ordinary business." On the most fundamental level, options and other equity-based compensation represent an equity stake in companies providing such compensation. The more stock issued under these plans, the less value represented by each individual share of stock, as the equity in the company must necessarily be divided among a larger number of shares. Even before options are actually exercised, the dilution threatened by such issuances creates "downward pressure" on the price of existing stock.[37] Existing shareholders clearly have a legitimate interest in the dilutive effects of stock option compensation and in the potential for significant shifts of ownership rights through such compensation.

This dilution of existing shares occurs regardless of the title of the recipient of such compensation, and the significant policy issue raised by this compensation is distinct from the general policy issues surrounding executive compensation. However, under current NYSE and Nasdaq rules, shareholder approval is not required for equity compensation plans if such plans are considered "broad-based" and cover rank-and-file employees.[38] The Proposal is aimed at providing existing shareholders with voting rights as a safeguard for protecting the value of their shares.

C. Despite shareholders' increasing concerns about the dilutive effects of equity compensation, they have been increasingly denied the opportunity to protect their foremost economic interests as shareholders.

Shareholders are expressing increasing concern and frustration over the dilution risks posed by equity compensation plans. In a recent survey of institutional investors, more than 70% of the respondents expressed concern over the increasing numbers of stock options issued as compensation and the potential dilution posed by such issuances.[39]

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[35] Stuart L. Gillan, TIAA-CREF Institute, *Option-Based Compensation: Panacea or Pandora's Box?*, JOURNAL OF APPLIED CORPORATE FINANCE, Summer 2001. The author's calculations were based on data from the Investor Responsibility Research Center.

[36] Annick Siegl, *Potential Dilution 2000: Potential Dilution from Stock Plans at S&P Super 1,500 Companies*, Investor Responsibility Research Center, 2001. These figures include Employee Stock Purchase Plans.

[37] Ira T. Kay, *Stock Options and Optimal Overhang*, DIRECTORS & BOARDS, Mar. 22, 2001.

[38] Release No. 34-41479, 64 FR 31667 (June 4, 1999).

[39] Jeff Sommer, *The Corporate Concerns of Fund Managers*, N.Y. TIMES, Dec. 23, 2001 at 8.

Despite, or perhaps because of, these shareholder concerns about excessively dilutive option compensation plans, employers are increasingly adopting "broad-based" option compensation plans that bypass any shareholder approval requirements (though many companies voluntarily submit such plans to shareholders as a matter of sound corporate governance). A study by William M. Mercer, a human resources consulting firm, found that "54% percent of large U.S. companies now disclose having a broad-based stock option plan, up from 47% last year and 30% in 1997."[40] Notably, broad-based plans are actually even more likely to lead to dilution than plans reserved solely for officers and directors because such plans frequently require companies to reserve and grant larger numbers of shares.[41] Unfortunately, some companies may be simply reclassifying plans as "broad-based" in order to thwart shareholder oversight, even when the options are only being actually granted to relatively few people under those plans.[42] The number of stock plan proposals put to shareholder vote in 2001 declined 13.5 percent from 2000, and 23.5 percent from 1999.[43] The number of public technology companies employing option plans not approved by shareholders has increased six-fold since 1995.[44] According to Patrick McGurn, Director of Corporate Programs for the Institutional Shareholder Services, "[m]any [Nasdaq-listed companies] say getting shareholder approval is the worst thing they have to face. They would give anything not to have to get it."[45]

D. Given the intensity of the debate surrounding equity compensation, the CREF Proposal clearly transcends the scope of the "ordinary business" exclusion under Rule 14a-8(i)(7).

The use of equity-based compensation raises such fundamental economic and corporate policy issues and the debate surrounding this issue is so intense and widespread that the Proposal clearly satisfies any reasonable criteria necessary to screen out mundane proposals under Rule 14a-8(i)(7). As noted above, in evaluating whether a particular shareholder proposal raises a significant policy issue that transcends the scope of the ordinary business operations exclusion, the Staff generally considers a variety of factors, including: investor or employee activism;

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[40] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[41] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[42] Stephanie Strom, *SEC Widens Rule Covering Stock Options*, N.Y. TIMES, Dec. 20, 2001. See also, Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002 (Ira T. Kay of Watson Wyatt Worldwide, a human resources consulting company, stated, "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite option grants...[T]hey don't think they can justify it.").

[43] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

[44] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

[45] *After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Option Policy*, INVESTMENT DEALERS DIGEST, May 25, 1998.

media coverage; Congressional hearings; and legislative and regulatory proposals.[46] Moreover, the Staff has applied the social policy exception even in cases in which few, if any, of these factors were satisfied.[47] The equity compensation debate has generated considerable media attention, investor activism, Congressional hearings, and legislative and regulatory proposals, easily satisfying each of the possible measures of the significance of a policy issue.

Media coverage of equity compensation issues has intensified within the past several years and even within the past several months and weeks. The option debate has been covered in more than 50 different media outlets across the country and internationally. Exhibit 1 lists the over 200 articles covering this issue that have appeared in various general publications since 1996. Media coverage has included major national news outlets such as *The Wall Street Journal*, *The New York Times*, *Business Week* and *Fortune*; regional media outlets such as *The Miami Herald, The Denver Post,* and *The Kansas City Star*; and international publications such as the *Financial Times*, *The Asian Wall Street Journal* and *The Economist*. Since March 1 of this year alone, this issue has been the subject of at least 80 different major news articles.[48] The public policy and corporate governance issues raised by option compensation has also been extensively covered in specialized business oriented publications such as *Corporate Governance Highlights* and *Investor Relations Business*; a number of these articles are enclosed in Exhibit 2. In addition, the effects of option compensation on earnings, management incentives, and shareholders' economic interests have been widely studied in a broad range of academic articles. Enclosed as Exhibit 3 is a list of selected articles in academic journals addressing this issue.

Voting requirements for stock option plans are advocated by groups representing institutional investors, notably including the Council of Institutional Investors. Advocates range from such large institutional holders as the State of Wisconsin Investment Board, to smaller investors such as the Plumbers and Pipefitters National Pension Fund and IUE Local 1140. The NYSE Task Force Proposal has also prompted responses from groups representing senior

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[46] See, e.g., The Goldman Sachs Group, Inc. (Jan. 15, 2002) (shareholder proposal regarding analyst independence in which the proponent cited investor activism, media coverage, Congressional hearings, and legislative and regulatory proposals as evidence that the issue raised a "significant policy issue."); The Walt Disney Company (Dec. 18, 2001) (shareholder proposal regarding the use of independent accountants for non-audit services in which proponent cited media attention and investor interest to demonstrate the existence of a "significant policy issue.); International Business Machines Corporation (Feb. 16, 2000) (shareholder proposal regarding the conversion from traditional defined benefit pension plans to cash balance plans in which the shareholder proponent cited Senate hearings, media coverage, employee activism and proposed legislation to demonstrate the significance of the policy issue); The Coca Cola Company (Feb. 7, 2000) (shareholder proposal regarding the use of genetically modified ingredients).

[47] American Home Products Corporation (Feb. 17, 1998) (holding that a shareholder proposal proposing the separation of a company's contraceptive business from all of its other businesses did not constitute ordinary business).

[48] See Exhibit 1.

executives such as Financial Executives International ("FEI") and the American Society of Corporate Secretaries. Notably, the FEI, a leading international organization of 15,000 members, including CFOs, controllers, treasurers, tax executives and other senior financial executives, voiced support for a shareholder voting requirement, noting that "because such plans have the potential for diluting the ownership interests of existing shareholders, existing shareholders should have the right to approve them."[49] Moreover, Philip Livingston, President and CEO of FEI, has recently noted the corporate governance significance of this issue in his testimony before the U.S. House of Representatives Financial Services Committee. Mr. Livingston even stated that "[b]ecause of the intense controversy around this subject, Congress can do a great service to the public by mandating shareholder approval for employee stock option plans. Employee stock option issues are a corporate governance matter and the decision to offer employee stock options should rest with the shareholders."[50]

Even some large corporations issuing significant numbers of options to employees have supported shareholder voting on these plans. Microsoft and Cisco have expressed support for the NYSE proposal,[51] and Eastman Kodak recently sought shareholder approval for an option exchange on a broad-based plan even though not required to do so by current exchange rules, deeming such a vote a matter of "sound corporate governance."[52] Surprisingly, many of the compensation consulting firms that played such a large role in the proliferation of option compensation plans have now conceded that such compensation is out of control. Pearl Meyer, President of Pearl Meyer & Partners, has acknowledged that "[w]e've overdosed" on stock option compensation.[53]

The remarkable escalation in stock option compensation within the past several years has triggered a number of significant reform proposals by the major stock exchanges, the Financial Accounting Standards Board (the "FASB"), the International Accounting Standards Board (the "IASB"), the SEC and, most recently, Congress. In 1998, the NYSE, acknowledging that its rule on broad-based plans had stirred great controversy and policy concerns, formed a Special Task Force on Stockholder Approval Policies (the "Task Force") to study the issue of shareholder

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[49] Letter from Philip D. Ameen, Chair, Committee on Corporate Reporting, Financial Executives International, to Robert Aber, Senior Vice President and Sara Bloom, Associate General Counsel, The Nasdaq Stock Market, Inc. (Dec. 10, 2001).

[50] The Corporate & Auditing Accountability, Responsibility and Transparency Act of 2002: Hearing on H.R. 3763 Before the House Comm. On Financial Services, 106th Cong. (2002) (statement of Philip B. Livingston, President & CEOF Financial Executives International).

[51] Letter from Philip Livingston, President and CEO, Financial Executives International, to Paul Volcker, Chairman Board of Trustees, International Accounting Standards Committee, (Feb. 11, 2002).

[52] *Kodak Schedules Shareholder Vote on Option Plan*, N.Y. TIMES, Dec. 28, 2001 at 4.

[53] Ruth Simon & Ianthe Jeanne Dugan, *Options Overdose—Use of Stock Options Spins Out of Control; Now a Backlash Brews*, WALL ST. J., June 4, 2001.

approval of equity compensation plans. In 1999, the Task Force presented a proposed new rule that would require shareholder approval for "broad-based" equity compensation plans potentially involving material dilution of shareholder equity, regardless of participation of officers and directors under such plans.

The Task Force explicitly noted the significance of the policy issues raised by equity compensation, noting that "the role of shareholders in the authorization of stock option plans...is now at the forefront of the corporate governance agenda."[54] Nasdaq has also requested comments on the Task Force proposal and continues to be engaged in a high-level evaluation of the issue.[55] The NYSE and Nasdaq have received more than 160 letters[56] and 239 letters,[57] respectively, expressing views on the Task Force proposal. Copies of selected letters received by the NYSE and Nasdaq are included in Exhibit 4. Clearly this issue is of major interest to shareholders.

Although the exchanges have not yet adopted the proposed rule, the prominence and intensity of the debate surrounding this proposal clearly demonstrates the importance of the issues raised by shareholder voting on equity compensation plans. Notably, former Commission Chairman Arthur Levitt advocated the adoption of the rule as "a matter of basic corporate fairness"[58] and current Chairman Harvey Pitt has publicly criticized Nasdaq's delay in implementation of new rules.[59] Within the past several weeks Chairman Pitt has explicitly called for stricter shareholder voting controls on option grants.[60] Perhaps responding to this increased

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[54] Letter from Catherine R. Kinney, Group Executive Vice President, Competitive Position Group, NYSE, to Corporate Secretaries of Listed Companies 1 (December 20, 2000), http://www.nyse.com/pdfs/policy.pdf.

[55] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001).

[56] Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy, http://www.nysel.com/pdfs/policy.pdf (Oct. 1999) at 1.

[57] Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001). Copies of selected letters received by the NYSE, Nasdaq, and the IASB are attached as Exhibit 4.

[58] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, htpp://www.sec.gov/news/headlines/tellnasd.htm (Jan.11, 2001).

[59] Vicky Stamas, *Markets: Option-Disclosure Rule Ok'd; Securities: SEC Requires Firms to Tell Shareholders More About Stock Offered to Workers in Compensation Plans*, L.A. TIMES, Dec. 30, 2001 at C4.

[60] Greg Ip, Kate Kelly and Joann S. Lublin, *SEC Chairman Harvey Pitt Calls for Stricter Controls Over Options*, WALL ST. J., Apr. 5, 2002.

pressure, last Tuesday NYSE Chairman Richard Grasso and a Nasdaq spokesperson suggested that the exchanges are moving towards requiring implementing stricter stockholder voting requirements on these plans.[61] Chairman Grasso even indicated that the NYSE "would be prepared to set stricter standards than its rivals, even if it put [the NYSE] at a competitive disadvantage."[62]

The new enhanced disclosure requirements for equity compensation plans released by the Commission[63] also validate the corporate governance and equity dilution concerns raised by such plans. The new rules explicitly require the filing of any equity compensation plan not approved by shareholders.[64] In releasing these rules, the Commission specifically noted the dilutive effects of equity compensation plans, indicating that such plans "may result in a significant reallocation of ownership...between existing security holders and management and employees."[65] The Commission further noted that "as approval requirements have been relaxed and as opposition to these plans has grown, an increasing number of registrants have adopted stock option plans without the approval of security holders, thus potentially obscuring investors' ability to assess the dilutive effect of a registrant's equity compensation program."[66] Because these new rules were explicitly designed to cover *all* equity compensation plans, and not just equity compensation plans covering executives or directors, the rules demonstrate that legitimate shareholder policy concerns about such compensation are not limited to plans covering solely officers and directors.

The Commission's role, both in encouraging the implementation of the NYSE Task Force reform proposal and in requiring disclosure of equity compensation plans through its own rulemaking, highlights the policy significance of the debate surrounding option compensation plans. While Commission action alone may not be sufficient to constitute evidence of a widespread debate, the regulatory stance taken by the Commission towards option compensation plans is certainly consistent with the notion that such plans present singular policy, economic and corporate governance concerns—not ordinary business.

As equity-based compensation has become the focus of greater public attention, this issue has generated major accounting reform proposals. Despite the failure of the FASB's 1994

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[61] Andrew Hill, *NYSE and Nasdaq May Tighten Option Rules*, FIN. TIMES, Apr. 10, 2002.

[62] Id.

[63] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189, available in LEXIS, 2001 SEC LEXIS 2664 (Dec. 21, 2001).

[64] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[65] Id..

[66] Id.

proposed reforms,[67] continuing option accounting reform efforts demonstrate the importance and timeliness of this issue. The IASB has expressed the view that companies should be required to treat stock option compensation as an expense on their financial statements.[68] Calls for stock option reform have also reached the Senate, as the Enron scandal has focused attention on the issue of stock options. Capitalizing on this heightened public attention on stock option compensation, Senators Levin (D-Mich.), McCain (R-Ariz.) and Fitzgerald (R-Ill.) have proposed legislation to change stock option reporting.[69] Our Proposal is focused exclusively on voting requirements regarding option compensation. Nevertheless, the public debate concerning the accounting treatment of stock options demonstrates the extent to which stock options have become a major topic of national and international economic discourse.

Prominent political and regulatory officials have also very recently weighed in on the debate over stock options, further evidencing the significance of this public debate. Alan Greenspan, the Chairman of the United States Federal Reserve has recently stated that the current accounting treatment of options has had "perverse effects on the quality of corporate disclosures that, arguably, is further complicating the evaluation of earnings and hence [is] diminishing the effectiveness of published income statements in supporting good corporate governance."[70] Commission Chairman Harvey L. Pitt has also very recently acknowledged that option compensation can "create conflicting, not aligned, interests" between corporate management and stockholders and that this form of compensation should be subject to stricter shareholder voting requirements.[71] The debate over stock options has even caught the attention of President George W. Bush, who weighed in on the option debate this month in an interview with *The Wall Street Journal*.[72]

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[67] Bill Alpert, *Will Tech Companies Get Called on Options?*, BARRON'S TECH. WK., Feb. 11, 2002 (One observer noted that FASB accounting reformers "were bullied into retreat by New Economy executives, financiers and their political allies").

[68] Phyllis Plitch, *Enron's Fall May Aid Push for International Stock Option Rules*, DOW JONES ENERGY SERVICE, Jan. 31, 2002.

[69] Id.

[70] Chairman Alan Greenspan, Remarks at the Stern School of Business, New York University (March 26, 2002).

[71] Chairman Harvey L. Pitt, Remarks at the Inaugural Lecture of the JD/MBA Lecture Series at the Kellogg Graduate School of Management and Northwestern Law School (April 4, 2002).

[72] Michael Schroeder, *Bush Supports Businesses in Debate Over Changing Options Accounting*, WALL ST. J., Apr. 10, 2002.

E. The Proposal simply does not constitute "ordinary business" under the Staff's own prior interpretations of Rule 14a-8(i)(7).

The Commission itself has acknowledged that the term "ordinary business" is a "legal term of art that provides little indication of the types of matters to which it refers."[73] In other words, the only way to determine the meaning of "ordinary business" under the rule is to refer to prior Staff interpretations. In its prior no-action decisions, the Staff has clearly relied upon evidence of debate in the media and in regulatory bodies as dispositive evidence that particular shareholder proposals did not constitute ordinary business under Rule 14a-8. The above discussion clearly demonstrates that the issue of equity compensation has generated precisely the kind of vigorous and widespread policy debate that characterizes proposals outside of the scope of "ordinary business."

Moreover, Synopsys bears the burden of proof in demonstrating the applicability of the ordinary business operations exclusion.[74] Synopsys simply has not demonstrated that the debate surrounding equity compensation is any less widespread or is of any less significance than any of the other proposals which the Staff has held must be included in proxy statements. It would be ironic indeed for the significant policy exception to be interpreted to require companies to include in their proxies proposals addressing the use of conscientious farming techniques by company suppliers,[75] lending and operations practices in lesser developed countries,[76] and relationships with entities doing business in Burma,[77] but allow Synopsys to exclude our Proposal, which concerns an issue with a direct economic impact on one of the most fundamental interests of shareholders, the value of their shares.

II. Shareholder proposals addressing fundamental matters of corporate governance should not be excludable on the basis of the ordinary business operations exclusion.

Even if the Commission completely disregards all evidence of the intense policy debate surrounding equity compensation, it should still require Synopsys to include the Proposal in its proxy materials. Rule 14a-8 was designed to give shareholders access to the corporate proxy statement in order to offer them the chance to effectuate the voting franchise which inheres in their ownership of shares. In adopting the general requirement to include shareholder proposals, the Commission identified a series of exceptions for matters that it deems inappropriate subjects for shareholder proposals. Among these exceptions is the ordinary business exception, which was designed to screen out proposals addressing mundane business matters. Given the original overriding purpose of the rule, however, we believe that this exception to the general rule should

[73] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[74] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 9539 (Nov. 22, 1976).

[75] McDonald's Corp. (Mar. 3, 1989).

[76] Citigroup, Inc. (Feb.1, 1999).

[77] Citigroup, Inc. (Feb. 9, 2001).

not be used to exclude proposals addressing matters of fundamental corporate governance significance.

Rule 14a-8 was intended to "promote corporate suffrage and to limit those situations in which public corporations are controlled by a small number of persons."[78] In fact, the Commission has affirmed that Rule 14a-8 was designed to allow shareholders to protect their interests, by "assur[ing] [their] ability to exercise their right—some would say their duty—to control the important decisions which affect them in their capacity as stockholders and owners of the corporation."[79] The proxy process is the principal means available to shareholders to communicate collectively with a company's board concerning significant policy issues that directly affect the value of shareholders' investments. Rule 14a-8 was designed to "provid[e] an avenue for communication between shareholders and companies, and among shareholders themselves."[80] Recent interpretive changes adopted by the Commission were specifically designed to expand the scope of 14a-8 in order to "make a company's managers more responsive to shareholders" and ultimately to "better align the interests of the company's management with that of shareholders."[81] These interpretations reflect the intended purpose of Rule 14a-8: "to ensure proper disclosure and enhance investor confidence in the securities markets by promoting proposals raising significant issues that are relevant to the company and its business."[82]

Construing the ordinary business exception to permit exclusion of proposals relating to fundamental matters of corporate governance would allow the exception to overwhelm the ultimate intended purpose of Rule 14a-8—to empower shareholders to protect their economic and ownership interests in the corporations in which they invest. Allowing corporate management to exclude proposals of fundamental corporate governance significance as "ordinary business" and essentially cut off any potential debate and discussion is antithetical to this purpose and will inevitably only diminish investor confidence.

Prior Staff no-action determinations support the notion that corporate governance related proposals should generally not be deemed ordinary business. For instance, the Staff has held that a shareholder proposal to amend a company's bylaws to require the creation of an independent board of directors did not constitute "ordinary business" for purposes of Rule 14a-8(i)(7).[83] Similarly, a shareholder proposal regarding the availability of a dividend reinvestment plan was

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[78] Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 12598 (July 7, 1976).

[79] Id., citing *Medical Committee for Human Rights v. S.E.C.*, 432 F.2d 659,680-681 (1970), vacated and dismissed as moot, 404 W.S. 403 (1972).

[80] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[81] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[82] Id.

[83] Quality Systems, Inc. (June 9, 1999).

held to be outside of the scope of Rule 14a-8(i)(7).[84] Of course, proposals that would be "improper under state law" should continue to be excludable under Rule 14a-8(i)(1). Nevertheless, corporate governance proposals not otherwise improper under state law should presumptively fall under the general rule requiring proxy material inclusion. This interpretation would not require the inclusion of shareholder proposals addressing corporate governance matters in every case, but only that shareholder proposals regarding such matters would be presumed not to constitute "ordinary business."

Moreover, the ordinary business operations exclusion should not generally be applied to proposals addressing issues with a direct impact on the economic interests of shareholders. For instance, the Commission has expressly stated that proposals addressing dividend matters should not be analyzed under the ordinary business operations standard because of the "extrem[e] importan[ce] [of dividend decisions] to most security holders, and because they involve significant economic and policy considerations."[85] In fact, acknowledging that "decisions on dividends traditionally have been within the exclusive province of the board of directors,"[86] the Commission has nevertheless expressly stated that shareholder proposals addressing these policies cannot be classified as "ordinary business" for purposes of Rule 14a-8(i)(7).[87]

Like dividend-related issues, the issue of equity compensation strikes at the heart of shareholders' economic interests. Shareholders are ultimately the owners of the companies in which they invest, and their foremost interest as shareholders is in the economic value of their investments. The unchecked use of equity-based compensation directly diminishes the value of the investments represented by their shares. Accordingly, management decisions affecting the value of those interests should be subject to additional shareholder oversight as a matter of sound corporate governance. Debates over management's use of equity—shareholders' own currency—should logically take place through the proxy process. Given the traditional separation of ownership and management responsibilities in public companies, shareholders are relegated to the proxy process to collectively communicate with the board regarding its stewardship of the enterprise, and thereby ultimately protect their economic investments. In fact, the Commission has acknowledged that "proposals addressing corporate governance matters tend

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[84] Bell Atlantic Corporation (Jan. 8, 1992).

[85] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976). This policy was recently upheld in Potlach Corporation (March 6, 2002) (holding that Rule 14a-8(i)(7) did not apply to a shareholder proposal requesting a report on a company's "past and current dividend policy and alternative plans for future dividends.")

[86] Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 12598 (July 7, 1976).

[87] Proposals mandating a specific dividend amount are excludable under a separate provision in Rule 14a-8(i)(13) which states that companies can exclude shareholder proposals that "relat[e] to specific amounts of cash or stock dividends."

to receive the most substantial shareholder support and may have an identifiable impact on shareholder wealth."[88]

Given the corporate governance significance of the option policy debate, it would be singularly inappropriate to allow the Company to use the "ordinary business operations" exception to exclude the CREF Proposal, or any other proposal addressing matters of such fundamental corporate governance significance. To allow the Company to use exceptions to Rule 14a-8 to shield itself against the legitimate corporate governance concerns of its shareholders would be simply antithetical to the entire purpose of the rule.

III. Conclusion

The Company should not be permitted to exclude the Proposal as ordinary business under Rule 14a-8(i)(7), nor under any of the other exceptions to Rule 14a-8. The use of equity compensation plans has a direct and significant impact on shareholders' most fundamental rights as equity holders. The debate surrounding this issue has spanned over a decade, intensifying significantly within the past few months and weeks, and has been joined by virtually all major relevant regulatory and legislative bodies, the media, and some of the most prominent public officials in the country. The enclosed evidence demonstrates that this debate has captured the attention of corporate management, academic researchers, large institutional investors, and groups representing smaller individual investors. Equity compensation has clearly been the focus of a widespread and vigorous public debate. Surely this issue raises precisely the kind of policy concerns meant to be excluded from the ordinary business operations exception. The Commission should interpret Rule 14a-8 to ensure that proposals which address fundamental corporate governance matters and which are not otherwise prohibited under state law must presumptively be included in proxy materials.

Thank you for your time and attention to this matter. If you have any questions or need any additional information, please do not hesitate to contact me at (212) 916-4232.

Sincerely,



Peter C. Clapman

[88] Amendments To Rules on Shareholder Proposals, Release Nos. 34-40018 (May 21, 1998).

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Synopsys, Inc.
Incoming letter dated February 11, 2002

The proposal requests that Synopsys' board submit to shareholder vote all equity compensation plans that would result in material potential dilution.

There appears to be some basis for your view that Synopsys may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Synopsys omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Synopsys relies.

We note that Synopsys did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Jennifer Gurzenski
Attorney Advisor



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

February 26, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

RECEIVED
02 MAR -4 AM 10: 32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

I am writing in reference to the letter, dated February 11, 2002 (the "No-Action Request"), submitted by Cleary, Gottlieb, Steen & Hamilton ("Cleary") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") on behalf of Synopsys, Inc. (the "Company" or "Synopsys"). In the No-Action Request, Cleary asked the staff of the Division to confirm that it would take a no-action position if the Company omits from its proxy statement for its 2002 annual meeting a proposal submitted by the College Retirement Equities Fund ("CREF") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CREF has proposed to include in the Company's proxy statement a resolution requesting the Company's Board of Directors to submit for shareholder approval all material equity compensation plans (the "Proposal"). The use of equity-based compensation plans raises fundamental economic, policy, and corporate governance issues on which shareholders should have the right to express their views. Shareholders have a vital interest in the use of such compensation because all equity compensation poses real and demonstrable risks of diluting the value of existing stock.

Cleary asserts that the CREF proposal may be omitted on several grounds. For the reasons discussed below, each of these arguments is mistaken, and there is no appropriate basis on which the Company may omit the Proposal from its proxy statement.

As discussed below, the use of equity-based compensation raises significant policy issues. These issues have been the subject of a widespread and intensifying debate, as demonstrated by the enclosed exhibits. Since our last submission to the staff with respect to the no-action request by Adobe Systems Incorporated, we have found an additional 18 articles published this month on equity-based compensation, including a two-page discussion of the subject in the just released March 4, 2002 issue of *Business Week*.[1] Accordingly, the Proposal is not excludible under any of the exceptions to Rule 14a-8, and must be included in the Company's proxy statement. The policy and corporate governance concerns raised by equity compensation plans have been widely acknowledged and debated in the investment community, the press and at least five separate major legislative and regulatory bodies. Recent regulatory proposals and debates concerning option compensation by the NYSE, Nasdaq, the Financial Accounting Standards Board ("FASB"), the International Accounting Standards Board ("IASB"), Congress and the SEC itself attest to the scope and importance of this debate.

In considering whether the use of equity-based compensation constitutes a significant policy issue and not excludible ordinary business, it is important to keep in mind the purpose of the proxy process and the intended purpose of Rule 14a-8. The proxy process is the principal means available to shareholders to communicate collectively with a company's board concerning significant policy issues that directly affect the value of shareholders' investments. Debates over management's use of equity, shareholders' own currency, should logically take place through the proxy process. The Commission itself has acknowledged that Rule 14a-8 is meant to "provid[e] a means for [shareholders] to communicate with management and among themselves on significant matters."[2] In fact, the Commission's recent amendments to 14a-8 were designed to expand the scope of 14a-8 in order to "make a company's managers more responsive to shareholders" and ultimately "better align the interests of the company's management with that of shareholders."[3] Specifically, the social policy exception was designed to "require companies to include proposals in their proxy materials that some shareholders believe are important to companies and fellow shareholders."[4]

Shareholders are ultimately the owners of the companies in which they invest, and their foremost interest as shareholders is in the economic value of their investments. The unchecked use of equity-based compensation directly diminishes the value of the investment represented by their shares. Given the traditional separation of ownership and management responsibilities in public companies, shareholders are relegated to the proxy process to collectively communicate with the board regarding its stewardship of the enterprise, and thereby ultimately protect their economic investments. It would be ironic indeed for the significant policy exception to be construed so that it required companies to include in their proxies proposals addressing the use of

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[1] David Henry, et. al., *Too Much of a Good Incentive?*, BUS. WK., March 4, 2002, at 38.

[2] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[3] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[4] Id.

conscientious farming techniques by company suppliers,[5] lending and operations practices in lesser developed countries,[6] and relationships with entities doing business in Burma,[7] but allowed them to exclude our Proposal, which concerns an issue with a direct economic impact on one of the most fundamental interests of shareholders, the value of the shares themselves.

Given the corporate governance significance of the option policy debate, it would be singularly inappropriate to allow the Company to use the "ordinary business operations" exception to exclude the CREF Proposal. To allow the Company to use Rule 14a-8 to shield itself against the legitimate corporate governance concerns of its shareholders is simply antithetical to the entire purpose of the rule.

I. Because equity compensation raises significant policy issues that have been the subject of a widespread and intensifying debate, the Proposal is not excludible from the proxy statement as "ordinary business."

The No-Action Request asserts three bases for excluding the Proposal pursuant to Rule 14a-8(i)(7), which allows an issuer to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." However, the Proposal does not constitute "ordinary business" within the meaning of Rule 14a-8, and each of Cleary's arguments in this regard mistakes the nature of the ordinary business operations exclusion and the CREF Proposal.

A. *The dilution of shareholders' equity interests through excessive use of equity compensation plans presents pressing policy and corporate governance questions not excludible under Rule 14a-8(i)(7).*

1. Shareholder proposals raising significant policy issues may not be excluded from proxy solicitation materials under Rule 14a-8(i)(7) even if they address employee compensation matters.

Cleary asserts that the Proposal is excludible as a "general compensation matter" because it applies to plans covering non-executive employees. The No-Action Request implies that all proposals affecting the compensation of rank-and-file employees are automatically excludible as "ordinary business" under Rule 14a-8(i)(7).

However, proposals addressing significant social or policy issue are not excludible under Rule 14a-8(i)(7). In 1998, the SEC staff issued a release formally recognizing that shareholder proposals raising "significant social policy issues" are not excludible under the "ordinary business operations" exception to Rule 14a-8.[8] In adopting this policy, the SEC reinstated its

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[5] McDonald's Corp. (Mar. 3, 1989).

[6] Citigroup, Inc. (Feb.1, 1999).

[7] Citigroup, Inc. (Feb. 9, 2001).

[8] Amendments to Rules on Shareholder Proposals, Release No. 34-30018 (May 21, 1998) ("1998 Release").

previous position that shareholder proposals addressing matters with "significant policy, economic or other implications" should not be excluded as ordinary business.[9]

Rather than categorically excluding broad categories of proposals as ordinary business, the Division makes case-by-case determinations of whether particular shareholder proposals raise substantive policy issues.[10] Thus, the current proposal is not excludible solely on the basis that it addresses non-executive compensation. Rule 14a-8(i)(7) was designed to exclude only proposals involving "business matters that are mundane in nature and do not involve any substantive policy or other considerations."[11] The active and intensely fought debate surrounding the increasing use of equity compensation clearly demonstrates that the use of broad-based equity compensation plans is not a mundane matter at all, but rather, a matter of fundamental importance concerning the balance of power between boards, employees, and shareholders.

Moreover, the staff in the past has refused to permit exclusion of shareholder proposals raising significant policy issues involving broad-based compensation plans. In General DataComm Industries (Dec. 9, 1998), the SEC determined that option repricing did not constitute "ordinary business" under 14a-8(i)(7) because of the "widespread public debate concerning option repricing and the increasing recognition that the issue raises significant policy issues." Similarly, in another no-action decision applying the social policy exception to 14a-8(i)(7), the staff again focused on "widespread public debate" and the public recognition of "social and corporate policy issues" as indicators that the ordinary business exclusion did not apply. International Business Machines Corporation (Feb. 16, 2000) (denying no-action request regarding an employer's switch from defined benefit pension plans to cash-balance plans).

Because the General DataComm proposal and the CREF Proposal raise precisely the same issues of public policy and corporate governance, they are both clearly outside of the scope of general business operations under Rule 14a-8(i)(7) on the same basis. In fact, the issue of shareholder voting rights on equity compensation plans is a key part of the very same "widespread public debate" and "increasing public recognition" that were the basis for the staff's decision in General DataComm. Both issues generate the same legitimate shareholder policy concerns regarding corporate governance and equity dilution. Like the issue of analyst independence addressed in the staff's recent denial of a no-action request by The Goldman Sachs Group, stock options have become the focus of an increasingly urgent and widespread public debate. The Goldman Sachs Group, Inc. (Jan. 15, 2002).

2. The Proposal addresses precisely the kind of significant policy issues protected from the scope of the Rule 14a-8(i)(7) ordinary business operations exception.

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[9] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976) ("1976 Release").

[10] 1998 Release.

[11] 1976 Release.

The issue of shareholder approval for equity-based compensation plans is among the most significant corporate governance issues currently confronting regulators, corporations, and investors. Former Chairman Arthur Levitt deemed the issue as a "matter of fundamental fairness and sound corporate governance."[12] Moreover, Eric D. Roiter, Senior Vice President and General Counsel for Fidelity Management and Research Company, has deemed stock options "currency...taken out of shareholders' wallets,"[13] and *Forbes* magazine has deemed stock options a "mortgage on future earnings."[14]

Whether measured by dollar value, number of options granted, or as a percentage of stock issued, the use of stock option compensation within the past several years has dramatically transformed the compensation structure of U.S. corporations and the nature of the relationship between equity owners and employees. Between 1997 and 2000, the dollar value of options granted to employees at the nation's 2000 largest companies more than tripled, rising from $50 billion to $162 billion in just three years.[15] Option compensation continues to grow more popular with each passing year. Between 2000 and 2001, the number of options granted by 50 major U.S. companies increased by 12 percent.[16] Moreover, to satisfy obligations under option compensation plans, companies are allocating an ever growing percentage of their issued stock to option compensation programs. In 2001, *Business Week* reported that "America's 200 largest corporations allocat[ed] a record 15% of their shares to employee stock options."[17]

This dilution threat has been fully realized at the Company. Synopsys shareholders are subject to significant potential dilution of the value of their shares due to equity compensation plans. Synopsys has allocated a considerable portion of its shares through an option compensation plan not subject to shareholder approval, the 1998 Nonstatutory Stock Option Plan (the "1998 Plan"). Under the 1998 Plan, Synopsys has authorized 24.07 million shares for equity compensation, equaling a staggering 39.8% of shares outstanding. In fact, the Company has already reserved for issuance all but 4.3 million of those shares, and the board is free unilaterally to amend the plan at any time to add additional shares.

The "run rate" i.e., grants as a percentage of outstanding shares, for all option grants at Synopsys is substantial. In the most recent three years, the average run rate per year was 13.5%.

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[12] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, http://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[13] Eric D. Roiter, *The NYSE Wrestles with Shareholder Approval of Stock Option Plans*, INSIGHTS, March 2000.

[14] *Stock Options Are Diluting Future Earnings*, FORBES, May 18, 1998.

[15] Gretchen Morgenson, *Time to Look at Stock Options' Real Cost*, MARKET WATCH, Oct. 21, 2001.

[16] Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002.

[17] *Employee Stock Options are Still Hot*, BUSINESS WEEK, May 28, 2001.

The median run rate for 2,000 U.S. companies was 1.78% in 1998 and 1.94% in 1999.[18] Overall overhang at Synopsys, that is, equity compensation shares outstanding plus those available for grant as a percentage of outstanding shares is 59.0%, compared with an average of 33.5% for all computer software and computer services companies and 14.6% for all companies in 2000.[19]

The controversies surrounding equity compensation raise policy issues clearly transcending the scope of "ordinary business." On the most fundamental level, options and other equity-based compensation represent an equity stake in companies providing such compensation. The more stock issued under these plans, the less value represented by each individual share of stock, as the equity in the company must necessarily be divided among a larger number of shares.[20] Even before options are actually exercised, the dilution threatened by such issuances creates "downward pressure" on the price of existing stock.[21] Existing shareholders clearly have a legitimate interest in the dilutive effects of stock option compensation and in the potential for significant shifts of ownership rights through such compensation.

This dilution of existing shares occurs regardless of the title of the recipient of such compensation, and the significant policy issue raised by this compensation is distinct from the general policy issues surrounding executive compensation. However, under current NYSE and Nasdaq rules, shareholder approval is not required for equity compensation plans if such plans are considered "broad-based" and cover rank-and-file employees.[22] The Proposal is aimed at providing existing shareholders with voting rights as a safeguard for protecting the value of their shares.

3. Despite shareholders' increasing concerns about the dilutive effects of equity compensation, they have been increasingly denied the opportunity to protect their foremost economic interests as shareholders.

As equity compensation has increased in popularity over time, the dilution risks posed by such plans have become even more apparent as well. A recent study by Pearl Meyer & Partners demonstrated that the "average potential dilution from shares authorized for options at the top

[18] Stuart L. Gillan, TIAA-CREF Institute, *Option-Based Compensation: Panacea or Pandora's Box?*, JOURNAL OF APPLIED CORPORATE FINANCE, Summer 2001. The author's calculations were based on data from the Investor Responsibility Research Center.

[19] Annick Siegl, *Potential Dilution 2000: Potential Dilution from Stock Plans at S&P Super 1,500 Companies,* Investor Responsibility Research Center, 2001. These figures include Employee Stock Purchase Plans.

[20] Gretchen Morgenson, *Hidden Costs of Stock Options May Soon Come Back to Haunt*, N.Y. TIMES, June 13, 2000.

[21] Ira T. Kay, *Stock Options and Optimal Overhang*, DIRECTORS & BOARDS, Mar. 22, 2001.

[22] Release No. 34-41479, 64 FR 31667 (June 4, 1999).

200 companies hit a high of 16.32% in 2000, nearly double the potential dilution a decade earlier, when it stood at 8.34%."[23]

Shareholders are expressing increasing concern and frustration over the dilution risks posed by equity compensation plans. In a recent survey of institutional investors, more than 70% of the respondents expressed concern over the increasing numbers of stock options issued as compensation and the potential dilution posed by such issuances.[24] In fact, when given the chance to vote on such equity compensation plans, shareholders are increasingly registering this displeasure through their ballots. Research by the Investor Responsibility Research Center demonstrates that as dilution through stock option plans has increased, shareholder voting against new stock option plans also increased.[25] Although shareholders continue to vote in favor of most management-sponsored compensation proposals, according to Drew Hambly, an IRRC Senior Research Analyst, "the number of people paying attention by opposing the plans—and not just rubber stamping proposals—is increasing."[26] Moreover, studies have indicated that shareholder opposition to option plans is clearly correlated to increased levels of dilution; in other words, "[a]s dilution levels increase, so does opposition to the proposal."[27]

Shareholder vote outcomes at Synopsys clearly confirms that shareholder opposition to equity compensation increases as dilution increases. Under the 1992 Stock Option Plan (the "1992 Plan"), Synopsys currently provides stock options almost exclusively to executives and must accordingly submit these plans for shareholder vote under existing exchange rules. When Synopsys shareholders have been given the opportunity to vote on changes to the 1992 Plan, they have clearly demonstrated their displeasure with the dilution they have suffered due to option compensation. Shareholders have twice defeated management proposals to amend the 1992 Plan, adding shares and/or extending the plan.[28] We believe the large negative votes were the

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[23] Phyllis Plitch, Big Investor Presses Cos. to Bring Options Plans to Vote, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[24] Jeff Sommer, *The Corporate Concerns of Fund Managers*, N.Y. TIMES, Dec. 23, 2001 at 8.

[25] Phyllis Plitch, Big Investor Presses Cos to Bring Options Plans to Vote, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[26] Phyllis Plitch, Big Investor Presses Cos to Bring Options Plans to Vote, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[27] *Shareholders are Becoming More Particular About Stock Option Plans,* Investor Responsibility Research Center Corporate Governance Highlights, June 25, 1999.

[28] In 2000, Synopsys asked shareholders to extend and add shares to the 1992 Plan; the proposal was defeated, as the Company received support from only 39% of shares voted. In 2001, the Company went back to shareholders simply to extend the 1992 Plan, with no new shares. We believe the intention was to husband the 1992 Plan shares for senior executives, and use the 1998 Plan, not approved by shareholders, for all others. Shareholders defeated the extension of the 1992 Plan when they voted on the issue in 2001.

result of shareholder concern about the extent of dilution and value transfer from overall stock option activity at Synopsys, including options granted under the 1998 Plan.[29]

As a general trend, the increase in dilution has been accompanied by the growing prevalence of "broad-based" plans bypassing shareholder approval requirements. A study by William M. Mercer, a human resources consulting firm, found that "54% percent of large U.S. companies now disclose having a broad-based stock option plan, up from 47% last year and 30% in 1997."[30] Notably, broad-based plans are actually even more likely to lead to dilution than plans reserved solely for officers and directors because such plans frequently require companies to reserve and grant larger numbers of shares.[31]

The exception to the shareholder voting requirement for "broad-based" equity compensation plans has allowed companies to deny shareholders the opportunity to express this dissatisfaction directly to management. In fact, the current interpretation of the broad-based exemption may actually be encouraging companies to implement broad-based plans as a means of avoiding shareholder voting. Although more than half of large U.S. companies now report having broad-based stock option plans,[32] fewer and fewer such plans are being presented on shareholders' proxy ballots. The number of stock plan proposals put to shareholder vote in 2001 declined 13.5 percent from 2000, and 23.5 percent from 1999.[33] This decline is at least in part attributable to deliberate attempts by boards to bypass shareholder voting due to increasing shareholder opposition to excessive option compensation.[34] In fact, about one-third of public technology companies employ option plans which have not been approved by shareholder vote, representing a six-fold increase from 1995.[35]

Unfortunately, companies may be simply reclassifying plans as "broad-based" in order to avoid shareholder voting even if options are only being actually granted to relatively few people

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[29] The company held a third vote on extending the 1992 Plan in January. We are unaware of the outcome of that vote.

[30] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[31] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[32] Press Release, William M. Mercer, Sustained Bull Market Drove Use of Broad-Based Stock Options to New Heights (Dec. 4, 2001).

[33] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

[34] Randall S. Thomas and Kenneth J. Martin, "The Determinants of Shareholder Voting on Stock Option Plans," Vanderbilt University Law School Joe C. Davis Research Paper Series, Working Paper Number 99-22, Nov. 30, 1999 at 29.

[35] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

under those plans.[36] According to Patrick McGurn, director of corporate programs for the Institutional Shareholder Services, "[m]any [Nasdaq-listed companies] say getting shareholder approval is the worst thing they have to face. They would give anything not to have to get it."[37]

4. Given the intensity of the debate surrounding equity compensation, the CREF Proposal clearly transcends the scope of the "ordinary business" exclusion under Rule 14a-8(i)(7).

The use of equity-based compensation raises policy issues of such direct significance to the fundamental economic interests of shareholders and the equity compensation debate is so extensive as to satisfy any reasonable criteria the staff might rely on to screen out mundane proposals. The use of equity compensation is at least as significant to shareholders as other issues the staff has determined to fall within the ambit of the exception to the ordinary business rule. Moreover, the public debate on this issue—as evidenced by numerous regulatory and legislative proposals, extensive media coverage, and the diversity of voices actively participating—is no less widespread than debates on other issues that the staff has determined to fall within the exception to the rule.

Over the past decade, as equity-based compensation has skyrocketed, public, regulatory, academic and legislative bodies have all recognized the direct economic, policy and corporate governance interests of shareholders in such compensation. Facing mounting evidence of the dilutive effects of option-based compensation, shareholders—both large institutional shareholders and groups representing small individual investors—have become increasingly insistent that their role as the ultimate equity holders should entitle them to have their voices heard when such compensation is under consideration.

The widespread debate over equity compensation is reflected in extensive media coverage, academic studies of the effects of option compensation, and statements by numerous stakeholders in the stock option debate. The dilutive effect of stock option plans has been the subject of an intense ongoing public policy debate. Media coverage of equity compensation issues has mirrored the development of the various reform efforts, intensifying within the past several years and even within the past several months. In the first two weeks of February of this year alone, the issue was the subject of more than a dozen different major news articles.[38]

The option debate has been covered in more than 50 different media outlets across the country and internationally. Exhibit 1 lists the over 100 articles covering this issue that have

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[36] Stephanie Strom, *SEC Widens Rule Covering Stock Options*, N.Y. TIMES, Dec. 20, 2001. See also, Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002 (Ira T. Kay of Watson Wyatt Worldwide, a human resources consulting company, stated, "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite option grants...[T]hey don't think they can justify it.").

[37] *After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Option Policy*, INVESTMENT DEALERS DIGEST, May 25, 1998.

[38] See Exhibit 1.

appeared in various general publications since 1996. Media coverage has included major national news outlets such as *The Wall Street Journal*, *The New York Times*, *Business Week* and *Fortune*; regional media outlets such as *The Miami Herald*, *The Denver Post*, and *The Kansas City Star*; and international publications such as the *Financial Times*, *The Asian Wall Street Journal* and *The Economist*. The public policy and corporate governance issues raised by option compensation has also been extensively covered in specialized business oriented publications such as *Corporate Governance Highlights* and *Investor Relations Business*; a number of these articles are enclosed in Exhibit 2. In addition, the effects of option compensation on earnings, management incentives, and shareholders' economic interests has been widely studied in a broad range of academic articles. Enclosed as Exhibit 3 is a list of selected articles in academic journals addressing this issue.

The option compensation debate has captured widespread attention, with almost every conceivable economic stakeholder weighing in on the debate. For instance, the NYSE and Nasdaq, both considering strengthening shareholder voting requirements for equity compensation plans, have more than 160 letters[39] and 239 letters,[40] respectively, expressing views on shareholder voting on option compensation plans. Copies of selected letters received by the NYSE, Nasdaq are included in Exhibit 4, enclosed.

Voting requirements for stock option plans are advocated by groups representing institutional investors such as the Council of Institutional Investors, and also smaller investors such as the Plumbers and Pipefitters National Pension Fund, and IUE Local 1140. The NYSE Task Force Proposal has also prompted responses from groups representing senior executives such as Financial Executives International ("FEI") and the American Society of Corporate Secretaries. Notably, the FEI, a leading international organization of 15,000 members including CFOs, controllers, treasurers, tax executives and other senior financial executives, voiced support for a shareholder voting requirement, noting that "because such plans have the potential for diluting the ownership interests of existing shareholders, existing shareholders should have the right to approve them."[41] Even some large corporations issuing significant numbers of options to employees have supported shareholder voting on these plans. Microsoft and Cisco have expressed support for the NYSE proposal, [42] and Kodak recently sought shareholder

[39] Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy, http://www.nysel.com/pdfs/policy.pdf (Oct.1999) at 1.

[40] Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001). Copies of selected letters received by the NYSE, Nasdaq, and the IASB are attached as Exhibit 4.

[41] Letter from Philip D. Ameen, Chair, Committee on Corporate Reporting, Financial Executives International, to Robert Aber, Senior Vice President and Sara Bloom, Associate General Counsel, The Nasdaq Stock Market, Inc. (Dec. 10, 2001).

[42] Letter from Phillip P. Livingston, President and CEO, Financial Executives International, to Paul Volcker, Chairman Board of Trustees, International Accounting Standards Committee, (Feb. 11, 2002).

approval for an option exchange on a broad-based plan even though not required to do so by current rules, deeming such a vote a matter of "sound corporate governance."[43]

Surprisingly, many of the compensation consulting firms that played such a large role in the proliferation of option compensation plans have now conceded that such compensation is out of control. Pearl Meyer, the president of Pearl Meyer & Partners, has acknowledged that "[w]e've overdosed" on stock option compensation.[44] Similarly, the Council of Institutional Investors, which had previously opposed accounting changes relating to the disclosure of option plans on financial statements, now advocates those changes because "the size of option grants have gotten out of control."[45]

Because the issue of option compensation has been at the forefront of the corporate governance agenda in the past several years, it has also been the focus of a number of significant legislative and regulatory initiatives. The debate over stock option compensation implicates fundamental questions of good corporate governance. Nasdaq spokesman Scott Peterson has noted that the issue of shareholder voting on option compensation puts at stake the "rightful balance between shareholder and management interests and, in the end, public confidence."[46] Similarly, former Chairman Levitt deemed the issue a "matter of fundamental fairness and good corporate governance."[47] The issues raised by this particular form of compensation clearly extend beyond the scope of ordinary business.

The remarkable escalation in stock option compensation within the past several years has triggered a number of significant reform proposals by the major stock exchanges, the Financial Accounting Standards Board ("FASB"), the International Accounting Standards Board ("IASB"), the SEC and, most recently, Congress. In 1998, the NYSE, acknowledging that its rule on broad-based plans had stirred great controversy and policy concerns, formed a Special Task Force on Stockholder Approval Policies (the "NYSE Task Force") to study the issue of shareholder approval of equity compensation plans. In 1999, the NYSE Task Force presented a proposed new rule that would require shareholder approval for "broad-based" equity compensation plans potentially involving material dilution of shareholder equity, regardless of participation of officers and directors under such plans. The Task Force explicitly noted the significance of the policy issues raised by equity compensation, noting that "the role of shareholders in the authorization of stock option plans...is now at the forefront of the corporate

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[43] *Kodak Schedules Shareholder Vote on Option Plan*, N.Y. TIMES, Dec. 28, 2001 at 4.

[44] Ruth Simon & Ianthe Jeanne Dugan, *Options Overdose—Use of Stock Options Spins Out of Control; Now a Backlash Brews*, WALL ST., June 4, 2001.

[45] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, Feb. 14, 2002.

[46] Kathy Kristoff, *Outgoing SEC Chief Urges Shareholder Say on Stock Grants*, CHI. TRIB., Jan. 28, 2001.

[47] Chairman Arthur Levitt, Remarks Before the Federal Reserve Bank of New York (Dec 12, 2000).

governance agenda."[48] Nasdaq has also requested comment on the Task Force Proposal and continues to be engaged in a high-level evaluation of the issue.[49]

Although neither exchange has adopted the proposed rule, the prominence and intensity of the debate surrounding this proposal clearly demonstrates the importance of the issues raised by shareholder voting on equity compensation plans. Notably, former SEC Chairman Arthur Levitt advocated the adoption of the rule as "a matter of basic corporate fairness"[50] and current Chairman Harvey Pitt has publicly criticized Nasdaq's delay in implementation of new rules.[51]

The new SEC enhanced disclosure requirements for equity compensation plans[52] also validate the corporate governance and equity dilution concerns raised by such plans. The new rules explicitly require the filing of any equity compensation plan not approved by shareholders.[53] In releasing these rules, the SEC specifically noted the dilutive effects of equity compensation plans, indicating that such plans "may result in a significant reallocation of ownership...between existing security holders and management and employees."[54] The SEC further noted that "as approval requirements have been relaxed and as opposition to these plans has grown, an increasing number of registrants have adopted stock option plans without the approval of security holders, thus potentially obscuring investors' ability to assess the dilutive effect of a registrant's equity compensation program."[55] Because these new rules were explicitly designed to cover *all* equity compensation plans, and not just equity compensation plans

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[48] Letter from Catherine R. Kinney, Group Executive Vice President, Competitive Position Group, NYSE, to Corporate Secretaries of Listed Companies 1 (December 20, 2000), http://www.nyse.com/pdfs/policy.pdf.

[49] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001).

[50] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, htpp://www.sec.gov/news/headlines/tellnasd.htm (Jan.11, 2001).

[51] Vicky Stamas, *Markets: Option-Disclosure Rule Ok'd; Securities: SEC Requires Firms to Tell Shareholders More About Stock Offered to Workers in Compensation Plans*, L.A. TIMES at C4.

[52] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189, available in LEXIS, 2001 SEC LEXIS 2664 (Dec. 21, 2001).

[53] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[54] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[55] Id.

covering executives or directors, the rules demonstrate that legitimate shareholder policy concerns about such compensation are not limited to plans covering solely officers and directors.

The SEC's role both in encouraging the implementation of the NYSE Task Force reform proposal and in requiring disclosure of equity compensation plans through its own rulemaking highlights the policy significance of the debate surrounding option compensation plans. While SEC action alone may not be sufficient to constitute evidence of a widespread debate, the regulatory stance taken by the SEC towards option compensation plans is certainly consistent with the notion that such plans present singular policy, economic and corporate governance concerns—not ordinary business.

As equity-based compensation has become the focus of greater public attention, the issue of stock option accounting has prompted both international and U.S. accounting reform proposals. Despite the defeat of the FASB's early efforts to reform the accounting treatment of stock options in 1994, [56] continuing attempts at reform demonstrate that this is clearly a live issue and still the subject of active discussion and debate. The IASB has expressed the view that companies should be required to reform their treatment of stock options on their financial statements to recognize stock option compensation as a corporate expense.[57] Moreover, within the past several weeks, calls for stock option reform have reached the Senate, as the Enron scandal has focused attention on the accounting and tax treatment of stock options. This reform effort has been energized by news accounts revealing that Enron claimed $600 million in tax deductions for stock options in the past five years without reporting those options as an expense on its financial statements. [58] In the past several weeks, capitalizing on this heightened public attention on stock option compensation, Senators Levin (D-Mich.), McCain (R-Ariz.) and Fitzgerald (R-Ill.) proposed legislation to change the way that stock options are reported on financial statements.[59]

Unlike the accounting reforms under consideration by Congress and the IASB, the Proposal is fundamentally addressed at shareholder voting rights rather than financial disclosure. However, both the Proposal and the accounting reforms recognize that shareholders have a fundamental and legitimate economic interest in the use of such plans.

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[56] Bill Alpert, *Will Tech Companies Get Called on Options?*, BARRON'S TECH. WK., Feb. 11, 2002 (One observer noted that FASB accounting reformers "were bullied into retreat by New Economy executives, financiers and their political allies").

[57] Phyllis Plitch, *Enron's Fall May Aid Push for International Stock Option Rules*, DOW JONES ENERGY SERVICE, Jan. 31, 2002.

[58] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, http://www.nytimes.com/cnet/CNET_0-1007-200-88026657.html.

[59] Id.

B. ***The CREF Proposal does not propose changes in the Company's accounting methods.***

The No-Action Request's attempt to justify the exclusion of the Proposal on the basis it is directed at the Company's "choice of accounting methods" is similarly misplaced. The CREF Proposal focuses directly on the issue of shareholder voting on equity compensation plans, not on changing the Company's accounting methods. Although in a recital and the Supporting Statement, CREF mentions the Company's accounting practices, these criticisms are offered in the context of a specific request to the Company, a request to provide for shareholder approval of equity compensation plans. Unlike the no-action requests cited by Cleary in this regard, the CREF resolution is not aimed at the disclosure requirements for particular financial practices, but rather at the implementation requirements for particular types of employment plans. The CREF Proposal does not request any change in the Company's accounting, and the No-Action Request's arguments on this point are entirely spurious.

C. ***The Proposal is not addressed at financial reporting and accounting policies and cannot be deemed ordinary business on that basis.***

As noted above, the crux of the Proposal lies in shareholders' voting rights, not in the Company's financial reporting or accounting policies. The CREF Proposal does not request, nor is it fundamentally addressed at, a change in Synopsys' method of recording its equity compensation plans in its financial statements.

II. **The CREF Proposal has not been "substantially implemented" under Rule 14a-8(i)(7), and is not excludible on that basis.**

Synopsys argues that the CREF Proposal may be excluded from the proxy statement on the basis that the Company "has already substantially implemented" the Proposal. The No-Action Request contends that because the Company has in the past submitted most of its equity compensation plans for approval—that is, all plans except for the 1998 Plan—it has "substantially implemented" the Proposal. This argument is deficient in several respects and ignores the fact that shareholder approval of these other plans was either necessary to receive a desired tax treatment under the Internal Revenue Code of 1986, as amended, or required under the Nasdaq rules or other applicable regulations.

If the Proposal has already been "substantially implemented," then one has to wonder what the Task Force Proposal and new SEC disclosure rules are all about. Indeed, these initiatives seek essentially the same result as the CREF Proposal—providing information to shareholders about non-approved plans and giving shareholders a voice in the use of all equity-based plans.

Although Synopsys has another equity compensation plans, the 1998 Plan clearly is the source of most stock options currently being awarded at the Company, and it is one of only two stock option plans geared to employees. The 1998 Plan, which has not been approved by Synopsys shareholders, currently authorizes the issuance of 24.07 million shares, which represents 39.8% of shares outstanding as of January 5, 2002. The Proposal most certainly has not been substantially implemented.

III. The CREF Supporting Statement is not misleading, nor does it omit material facts.

The Supporting Statement is not false or misleading. The Company's arguments to the contrary essentially contend solely that there are counter-arguments to the views expressed by CREF. However, CREF is under no obligation to provide counter-arguments to its own position in the strictly limited 500 words allowed to the proponent under Rule 14a-8. The Company is at liberty to present those counter-arguments in its proxy statement response to the resolution.

First, contrary to assertion in the No-Action Request, the Supporting Statement does not indicate that there is any legal requirement or exchange rule requiring approval of the 1998 Plan. On the contrary, the statement makes clear that the proponent is raising an issue of the Board's discretion. There is no implication whatsoever that Synopsys is in violation of Nasdaq rules.

Second, the Supporting Statement is also accurate in reporting that Synopsys does not take a charge in the earnings statement for the cost of fixed-price options. While Synopsys discloses pro forma costs for stock-based compensation plans as required under GAAP, these costs are disclosed in footnotes only, and are not factored into the Company's earnings using the preferred method specified in SFAS 123. The Supporting Statement is entirely accurate in this regard. Nevertheless, we are happy to amend the statement, so that the last sentence in the fourth paragraph of the Supporting Statement begins with the words, "In our view." Thus, the sentence would read, "In our view, shareholder approval is especially important as a source of discipline on managements and boards that provide for no related option expense."

IV. CREF consents to the waiver of the 80-day period pursuant to Rule 14a-8(j)(1).

CREF does not object to the waiver of the 80-day rule in light of the fact that it was engaged in ongoing discussions with the Company's management, and believes that the Company was negotiating in good faith. Accordingly, we will not contest the Company's argument that it has demonstrated good cause for missing the 80-day deadline under Rule 14a-8(j).

V. Conclusion

The use of equity compensation plans has a direct and significant impact on shareholders' most fundamental rights as equity holders. The debate surrounding this issue has spanned over a decade, intensifying significantly within the past few months and weeks, and has been joined by virtually all major relevant regulatory and legislative bodies as well as the media. The enclosed evidence demonstrates that this debate has captured the attention of corporate management, academic researchers, large institutional investors, and groups representing small individual investors. Furthermore, the evidence and summaries enclosed as exhibits also demonstrate the depth and breadth of the attention given to this issue in the general media, academic publications, and specialized business publications, clearly documenting a widespread and vigorous public debate. Surely this issue raises precisely the kind of policy issue meant to be excluded from the ordinary business operations exception. Accordingly, the Company should not be permitted to exclude the proposal as ordinary business under Rule 14a-8(i)(7), nor under any of the other exceptions to Rule 14a-8.

Thank you for your time and attention to this matter. If you have any questions or need any additional information, please do not hesitate to call me at (212) 916-4232.

Sincerely,



Peter C. Clapman

Cc: Steven K. Shevick, Vice President, Investor Relations and Legal, Synopsys, Inc.

Roger Klein, Deputy General Counsel, Synopsys, Inc.

Victor I. Lewkow, Cleary, Gottlieb, Steen & Hamilton

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February 11, 2002

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Intent to Omit Teachers Insurance and Annuity Association-College Retirement Equities Fund Stockholder Proposal Submitted for Inclusion in Synopsys, Inc. 2002 Annual Proxy Statement

Ladies and Gentlemen:

We are writing on behalf of our client, Synopsys, Inc., a Delaware corporation (the "Company" or "Synopsys"), with regard to the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") by letter dated October 26, 2001, for inclusion in the Company's proxy statement for its 2002 annual meeting of stockholders (the "Proxy Statement").

The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: That the shareholders request the Board of Directors to submit all equity compensation plans (other than those that

would not result in material potential dilution) to shareholders for approval.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposed deals with matters relating to the conduct of ordinary business operations of the Company, and may be omitted in accordance with Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented, and may be omitted in accordance with Rule 14a-8(i)(10); and

3. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement.

We do not have a proposed filing date for the definitive proxy materials due to the fact that such proxy materials are included in the preliminary joint proxy statement/prospectus on Form S-4 (Registration No. 333-75638) relating to the Avant! Merger (as defined below) filed by Synopsys on December 21, 2001 (the "S-4 Registration Statement"). However we anticipate such filing date to be in early March 2002 at the soonest. We acknowledge that we are submitting this letter within 80 days prior to the earliest date we anticipate filing definitive copies of the Proxy Statement with the Commission and we respectfully request that the Staff waive the 80-day requirement under Rule 14a-8(j)(1) for the reasons discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed herewith, including this copy, are six copies of this letter, the Proposal and the Supporting Statement.

I. Background

TIAA-CREF submitted the Proposal and the Supporting Statement to the Company for inclusion in the Proxy Statement on October 26, 2001, the penultimate date for submitting proposals for the 2002 annual meeting of Synopsys stockholders based on the 2001 meeting schedule.

Over the next two months, representatives of Synopsys had a number of conversations with representatives of TIAA-CREF regarding, and senior management of Synopsys met with representatives of TIAA-CREF to discuss, the Proposal, Supporting Statement and the conditions under which TIAA-CREF would withdraw the Proposal. However, by early 2002, the discussions had terminated since the parties were unable to reach an agreement.

During this time, Synopsys announced execution of a merger agreement with respect to the merger (the "Avant! Merger") of Avant! Corporation, a Delaware corporation, with and into Maple Forest Acquisition L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Synopsys. Synopsys determined, because the issuance of Synopsys common shares in the Avant! Merger requires Synopsys stockholder approval (the "Merger Issuance Proposal"), to present the Merger Issuance Proposal at its 2002 annual meeting of stockholders, which would be accelerated to expedite the merger. As a result, Synopsys anticipates the filing date of its definitive proxy materials for the 2002 annual meeting to be in early March 2002 at the soonest, subject to the timing of the Commission declaring effective the S-4 Registration Statement.

Synopsys did not include the Proposal and Supporting Statement in these preliminary proxy materials filed with the Commission because negotiations were still proceeding with TIAA-CREF at this time over the possible withdrawal of the Proposal.

On January 9, 2002, shortly after Synopsys' discussions with TIAA-CREF lapsed, Synopsys learned that Adobe Systems Incorporated ("Adobe") had received a shareholder proposal (the "Adobe Proposal") also from TIAA-CREF that was identical to the Proposal and that Adobe had filed a no-action letter request with the Commission requesting that the Staff confirm that no enforcement action would be recommended against Adobe if it omitted such proposal from its proxy materials for its 2002 annual meeting of stockholders. In light of the fact that the acceleration of the Synopsys 2002 annual meeting of stockholders and the lingering negotiations with TIAA-CREF had together effectively reduced the time remaining prior to which Synopsys intended to mail its Proxy Statement to less than 80 days, Synopsys determined at this time not to file its own no-action letter request, but in the alternative, to monitor the status of the Adobe no-action letter request.

On February 4, 2002, Synopsys was informed that the Staff had notified Adobe that it would not recommend enforcement if the Adobe Proposal was omitted from Adobe's proxy statement. The Staff's response is not yet available on the Commission website or other commercial document retrieval systems. Adobe Systems Incorporated (February 1, 2002) (a copy of the no action request and Commission response is attached as Exhibit B).

II. The Staff should exercise its discretion to waive the 80-day period pursuant to Rule 14a-8(j)(1).

A. Introduction

Rule 14a-8(j)(1) provides that whenever a registrant asserts that a proposal may be properly omitted from its proxy statement, it shall file certain materials with the Commission no later than 80 days preceding the date definitive copies of the proxy statement are filed with the Commission, provided that the "staff may permit the company to make its submission later than 80 days before the company files...if the company demonstrates good cause for missing the deadline." Synopsys hereby respectfully requests that the Staff exercise its discretion authorized under Rule 14a-8(j)(1) to permit this notice of intent to be filed later than 80 days prior to the date Synopsys intends to file its definitive proxy materials, due to the fact that (1) Synopsys failed to comply with the deadline set forth under Rule 14a-8(j)(1) because (a) it was engaged in negotiations with TIAA-CREF regarding the withdrawal of the Proposal and believed that the filing of a request during the course of negotiations would have been counterproductive and (b) the acceleration of the 2002 annual meeting of stockholders due to the Avant! Merger caused the time in which Synopsys could timely file this notice to expire during the course of the good faith negotiations with TIAA-CREF, and (2) the proponent of the Proposal, TIAA-CREF, is in no way unfairly prejudiced or disadvantaged by a delayed notice as the Staff has just now confirmed to Adobe that it will not recommend enforcement if Adobe excludes from its proxy statement the Adobe Proposal (which is identical to the Proposal), the proponent of which proposal also is TIAA-CREF.

B. On-going negotiations and the acceleration of the meeting due to the Avant! Merger constitute good cause for waiver and the proponent is not unfairly prejudiced or disadvantaged.

From the date of submission of the Proposal, October 26, 2001, until early January, representatives of Synopsys negotiated diligently with representatives of TIAA-CREF discussing the conditions under which TIAA-CREF would withdraw the Proposal. Believing that Synopsys and TIAA-CREF might reach a mutually agreeable resolution of the underlying concerns of TIAA-CREF—Synopsys' issuance of stock options without stockholder approval, Synopsys determined that TIAA-CREF might perceive Synopsys' filing of a no-action letter with the Commission during the pendency of such negotiations as a sign of bad faith and undercut in the negotiations Synopsys' credibility that it desired to reach a settlement. When Synopsys finally realized in early 2002 that the negotiations were not going to result in a mutually agreeable solution with TIAA-CREF, Synopsys determined that, as a result of the acceleration of its 2002 annual meeting in connection with the Avant! Merger, it was no longer possible to file the notice to omit in compliance with the 80-day requirement of Rule 14a-8(j)(1).

The Staff has previously waived the 80-day requirement in circumstances where the registrant's good faith negotiations with the proponent caused the registrant to be unable to comply with the 80-day requirement. In AlliedSignal Inc. (January 16, 1997), AlliedSignal, following a timely receipt of a shareholder proposal, engaged in negotiations with the proponent with respect to the proposal, which negotiations continued through and into the 80-day period. At this point, realizing that the negotiations might fail, AlliedSignal decided to file the request to omit the proposal despite already being past the 80-day requirement of Rule 14a-8(j)(1) and, citing its good faith efforts to negotiate, sought a waiver of such 80-day requirement. Even

though the proposal was initially received by AlliedSignal in ample time for a timely filing of a notice to omit, the Commission, noting the circumstances of the delay, granted a waiver of the 80-day period set forth in Rule 14a-8(j)(1).

The Commission has also granted a waiver of the 80-day period set forth in Rule 14a-8(j)(1) in instances in which a pending merger altered the timetable for timely no-action requests, causing, as in this case, a registrant that would otherwise have been able to timely file its notice to omit, to miss the deadline. See Unicom Corporation (February 14, 2000) (waiving the 80-day requirement for Unicom filing its statement of objections in circumstances where the annual meeting was accelerated due to a merger).

Finally, it should be noted that, as discussed above under "Background," the Staff has recently stated that if the Adobe Proposal, which is identical in every respect to the Proposal, is omitted from the Adobe proxy statement, it will not recommend an enforcement action. No basis exists for distinguishing the Adobe Proposal from the Proposal. Moreover, the proponent of the Adobe Proposal is the same as the proponent of the Proposal, TIAA-CREF. Therefore, TIAA-CREF has already had, in connection with the Adobe Proposal, a full and fair opportunity to oppose omission of such proposal under Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3) and is in no way unfairly prejudiced or disadvantaged by a delayed notice.

III. Under Rule 14a-8(i)(7), the Proposal may be omitted because it would interfere with the conduct of ordinary business operations.

A. Introduction

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgement, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

B. The Proposal addresses "general compensation matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7). See Adobe Systems Inc. (February 1, 2002) (Staff will not recommend enforcement action if Adobe omits stockholder proposal – which is identical to the Proposal –in reliance on Rule 14a-8(i)(7)).

The Commission has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business." Therefore, such proposals cannot be excluded from a registrant's proxy materials. Reebok International Ltd. (March 16,1992) (proposal requested that a compensation committee be established to evaluate and establish executive compensation). The Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Xerox Corporation (March 25, 1993).

If adopted, the Proposal requests that Synopsys submit for stockholder approval the equity compensation plans benefiting all Synopsys employees, not simply those plans covering executive officers and directors. The Synopsys 1998 Non-Statutory Stock Option Plan (the "1998 Plan"), the Company's only equity compensation plan that has not been submitted to Synopsys' stockholders for their approval, is a "broadly based" plan pursuant to which equity awards have primarily been granted to non-officer level employees of Synopsys. To illustrate the broad-based nature of the 1998 Plan, only 7.5% of the options granted during fiscal 2001 under the 1998 Plan were made to non-executive officers of Synopsys and the rest were made broadly to Synopsys' non-officer employee base. By contrast, each of Synopsys' other equity compensation plans—the 1992 Stock Option Plan, the Employee Stock Purchase Plan and the 1994 Non-Employee Directors' Stock Option Plan—has been approved by Synopsys' stockholders as have all material amendments to such plans. Synopsys complies in all respects with the laws and rules requiring stockholder approval of equity compensation plans. Therefore, because the Proposal is not limited to equity compensation plans that benefit executive officers and directors of Synopsys, the Proposal relates to "general compensation matters" and it may be excluded under Rule 14a-8(i)(7).

The Commission has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." See Huntington Bancshares Incorporated (January 11, 2001) (allowing the exclusion of a proposal for an amendment to a company incentive compensation plan that included officers but was not limited to senior executive officers). The Commission has consistently acknowledged that proposals addressing a company's "general compensation matters," including

stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). See for example, AT&T Corp. (February 28, 2000), in which the Commission concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Commission acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)." See also ConAgra Foods, Inc. (June 8, 2001) (allowing the exclusion of a proposal amending equity plan terms as general compensation matters); Sempra Energy (January 30, 2001) (allowing the exclusion of a proposal recommending limitations on the issuance of stock options and stock derivatives as general compensation matters); Bio-Technology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate).

Therefore, while executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Commission has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. See Comshare, Incorporated (September 5, 2001).

The 1998 Plan is the only equity compensation plan that has not been approved by Synopsys' stockholders. The 1998 Plan permits the Company to grant stock options to key employees and consultants and does not limit participation to executive officers. Indeed, to date, stock options have been granted under the 1998 Plan to approximately 2,960 employees.

By its terms, the Proposal requests that Synopsys submit for stockholder approval all of its equity-based compensation plans, whether or not they apply to executive officers. However, Synopsys has already obtained stockholder approval for those plans that permit new grants to be made to executive officers. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Synopsys' five most highly compensated executive officers, it must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Because Synopsys' intention is to preserve the deductibility of compensation made to its senior executive officers as permitted by Section 162(m) of the Code, Synopsys has granted and intends to grant equity awards to these senior executive officers only under stockholder approved plans. Synopsys uses the 1992 Stock Option Plan (the "1992 Plan") to award new equity compensation grants to those individuals.

Accordingly, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and Board of Directors of the Company.

C. The Proposal is based on the Company's "Choice of Accounting Methods."

The Staff has repeatedly acknowledged that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). In Intel Corporation

(February 27, 2001) and AT&T Corp. (January 8, 2001), the Commission concurred in the exclusion of proposals requesting each company to record the annual cost of stock options on their income statements and separate the equity portion of their balance sheets, and in BellSouth Corporation (January 22, 2001) the Commission concurred in the exclusion of a proposal requesting BellSouth stop transferring assets from the pension fund to operating income. In each case, the Commission acknowledged that these proposals related to each company's "ordinary business operations (i.e., choice of accounting methods)." The Proposal relates to the Company's "choice of accounting methods" because it premises the request that all Synopsys' equity compensation plans be submitted to stockholders for approval, in part, on the Company's choice of accounting for stock-based compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

Statement of Financial Accounting Standards No. 123 ("SFAS 123") permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method, which is provided for under APB Opinion No. 25 ("APB 25"). The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. Synopsys, along with a majority of the other publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

Synopsys has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, under APB 25, the Company does not record expense related to employee stock options. However, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements.

D. The Proposal addresses financial reporting and accounting policies not required by generally accepted accounting principles or applicable disclosure standards.

The Commission has also acknowledged that proposals involving financial reporting and accounting policies that are not required by generally accepted accounting principles ("GAAP") or applicable disclosure standards are excludable under Rule 14a-8(i)(7). See American Stores Company (April 7,1992) (allowing exclusion of a proposal that would require the company's annual report to stockholders to disclose certain information that was not required under disclosure standards established by applicable requirements, e.g., GAAP) and Pacific Gas & Electric Company (December 13, 1989) (allowing exclusion of a proposal to include certain information in the company's annual and quarterly reports that was not required under disclosure standards established by applicable requirements, e.g., GAAP).

As noted above, SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method. The "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards.

The recitals to the Proposal and the Supporting Statement address financial reporting and accounting policies not required by GAAP or applicable disclosure standards, because they are based, in part, on the Company's method of accounting for stock-based compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal is based, in part, on factors relating to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

E. The Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Commission has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. See E*TRADE Group, Inc. (October 31, 2000) (portion of proposal relating to possible reductions in staff and dismissal and replacement of executive officers related to ordinary business operations and therefore entire proposal was excludable); K-Mart Corporation (March 12, 1999) (portion of proposal requesting company policies implement wage adjustments to ensure adequate purchasing power and a sustainable living wage related to ordinary business operations and therefore entire proposal was excludable).

Notwithstanding the foregoing, the Company recognizes that proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Commission has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. See El Paso Energy Corporation (March 9, 2001) (proposal to eliminate restricted stock grants referred to "executives" and "managers"); Milacron Inc. (January 24, 2001) (proposal referred to "all officers and top management"); and Cincinnati Bell Inc. (February 9, 2000) (proposal referred to "executives"). See also Division of Corporation Finance, Staff Legal Bulletin No. 14, Section E, Question 5 (July 13, 2001).

However, in those cases where proposals clearly apply to a registrant's "general compensation matters," the Commission does not permit proponents to revise proposals to apply to "executive compensation." See E. I. du Pont de Nemours and Company (March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); Sempra Energy (January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); and AT&T Corp. (February 28, 2000) (proposed related to stock-based compensation generally). In the present instance, the Proposal here relates to "all equity compensation plans." Furthermore, if the Proposal were modified to apply only to compensation

plans under which grants are made to executive officers, it would already be implemented as all of such plans have been submitted to Synopsys' stockholders for approval.

The Proposal addresses the Company's "choice of accounting methods" and financial reporting and accounting policies not required by GAAP or applicable disclosure standards. The Proposal also addresses the Company's "general compensation matters," because it applies to compensation plans covering employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

IV. Under Rule 14a-8(i)(10), the Proposal may be omitted as it has been substantially implemented.

Rule 14a-8(i)(10) permits a registrant to omit a proposal if it "has already substantially implemented the proposal." For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented—the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983). Synopsys has substantially implemented the Proposal by having all its equity compensation plans (other than one plan, the 1998 Plan, that is available to all Synopsys employees) approved by Synopsys' stockholders.

The Company adopted the 1998 Plan on January 28, 1998 and amended the 1998 Plan most recently on August 28, 2001. The 1998 Plan is a "broadly based" plan that provides for the grant of options to Synopsys' key employees and consultants. Because the 1998 Plan does not provide for the grant of "incentive stock options," stockholder approval of the 1998 Plan is not required by the Code. The 1998 Plan is not required to be submitted to stockholders for approval under any other applicable law or exchange rule.

Directors and executive officers of Synopsys do not participate in the 1998 Plan, although non-executive officers of the Company do (during fiscal 2001, an aggregate of approximately 7.5% of the grants made out of the 1998 Plan were made to non-executive officers of Synopsys). The 1998 Plan is the only Synopsys equity compensation plan that has not been approved by Synopsys' stockholders.

As part of its basic compensation strategy, Synopsys sponsors several equity compensation plans and all of these plans, except the 1998 Plan, have been submitted to its stockholders for approval. Historically, Synopsys has utilized stock options and employee stock purchase plan participation to motivate and retain its employees.

The Company presently submits all of its compensation plans under which it makes grants to executive officers for approval by its stockholders and intends to do so in the future. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Synopsys' top five most highly compensated executive officers, it must submit for

stockholder approval the option plans pursuant to which these individuals receive grants as required by Section 162(m) of the Code.

The Company has articulated its policy of preserving the deductibility of its executive compensation to the maximum extent possible. See Synopsys' 2001 Proxy Statement, Compensation Committee Report. In order to achieve that goal, the stock options granted to Synopsys' five most highly compensated executive officers must be made pursuant to a stockholder-approved plan. Synopsys has submitted to its stockholders for approval its 1992 Plan, under which options are granted to executive officers, and all material amendments to such plan (including all amendments in which shares are added to the plan). The last such amendment, a five-year extension of the term of the 1992 Plan, was approved by stockholders in January 2002 by a 68% to 32% margin.

Synopsys' non-employee directors participate in the 1994 Non-Employee Directors Stock Option Plan, as amended (the "Directors Plan"), which provides for the granting of non-qualified stock options to the Company's non-employee directors. The Directors Plan was initially approved by Synopsys' stockholders in October 1994 and stockholders have approved all subsequent increases in authorized shares under such plan. The Directors Plan was most recently approved by stockholders in March 1999.

Synopsys also sponsors the Employee Stock Purchase Plan that permits eligible employee participants to purchase shares of its common stock at a discount through payroll deductions. The Employee Stock Purchase Plan was first approved in January 1992 and has been amended numerous times since. Stockholder approval has been obtained for any material amendments to such plan (including an increase in authorized shares).

In accordance with rules promulgated by the Nasdaq National Market, Synopsys' stockholders have approved all compensation plans under which any director or senior executive may receive a grant of stock options or other equity-based awards, and all amendments to increase the number of shares authorized for issuance under such plans, other than the broadly-based 1998 Plan that is available to all employees of Synopsys, for which such approval is not required by rules of the Nasdaq National Market.

In previous no-action letters, the Commission has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (available March 28, 1991). In essence, the Proposal asks Synopsys to have its equity-based compensation programs approved by the Company's stockholders. As Synopsys has substantially implemented this policy to date, the Proposal may be properly excluded under Rule 14a-8(i)(10).

V. **Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.**

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission under Rule 14a-(8)(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity.

First the Supporting Statement speaks of the "right of shareholders to vote on equity compensation plans." As mentioned previously, there is no legal requirement or exchange rule that requires broad-based equity compensation plans to be submitted to a stockholder vote. Indeed, the Nasdaq National Market's rules specifically exclude equity plans that meet the requirements of a broadly-based plan from its shareholder approval requirements. To suggest that stockholders have a general right to approve stock option plans is misleading. Additionally, Synopsys has submitted those plans that it is required to or that it deems advisable for stockholder approval.

Second, the Supporting Statement states that Synopsys does not take a charge to earnings with relation to its stock option grants that are made at market prices. The Supporting Statement goes on to state that SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method and that the "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards. However, the Supporting Statement does not indicate that, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method of accounting for stock options had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements. Thus, the insinuation in the Supporting Statement that "[s]hareholder approval is especially important as a source of discipline on managements and boards that provide for no related option expense" is misleading, as this information does appear in the Company's public filings.

* * * * * *

Conclusion

By copy of this letter, TIAA-CREF is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the Supporting Statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not

recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. If you need any additional information, please call the undersigned.

Sincerely,

Victor I. Lewkow /RPH

Victor I. Lewkow
(212-225-2370)

Enclosures

cc: Loryn Zerner
Securities and Exchange Commission

TIAA/CREF

Steven K. Shevick
Synopsys, Inc.

Exhibit A



Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212.916-4232
Fax: 212 916-5813

October 26, 2001

Aart J. de Geus
Chief Executive Officer and Chairman of the Board
Synopsys, Inc.
700 Middlefield Road
Mountain View, CA 94043

Dear Dr. de Geus:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Investments of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Synopsys, Inc. A CREF representative whose name will be timely submitted will be present to support the resolution.

CREF holds 486,048 shares of Synopsys, Inc., common stock, which has a value of $24,000,000, and has held shares valued at $2,000 of Synopsys, Inc., for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed is a letter from Bankers Trust Company, the recordholder of shares of Synopsys, Inc., owned beneficially by CREF, evidencing CREF's eligibility to submit a shareholder proposal.

We appreciate your willingness to meet with Ken Bertsch of TIAA-CREF concerning this issue. We submit the resolution now, before that discussion has taken place, to maintain our right to include the proposal in the company's 2002 proxy statement, given the filing deadline.

Very truly yours,

Peter C. Clapman

cc: Steven K. Shevick, Vice President and General Counsel, Synopsys

Enclosures

RESOLUTION TO SYNOPSYS

WHEREAS, the Company's Board of Directors has adopted a stock option plan that could materially dilute ownership positions of existing shareholders, and the Board did not seek shareholder approval for the plan;

WHEREAS, we believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans;

WHEREAS, the role of shareholders in approving option plans is particularly critical, in our view, for companies that show zero expense in their income statements for the cost of fixed-price options, as is the case with Synopsis;

RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval.

SUPPORTING STATEMENT

Stock option plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders generally, and the proponent of this resolution, have supported the reasonable use of stock options. However, material dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

We are concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive stock option plans without asking for approval from shareholders. This contrasts with many companies that appreciate the important role of shareholders in this arena, and that, in their discretion, submit all stock option plans to shareholders even if current law and exchange listing requirements do not require it.

Synopsys did not seek shareholder approval for its 1998 Non-Statutory Stock Option Plan, which, as of the date of the Company's last annual report, reserved 17.2 million shares of common stock for issuance, equal to 28 percent of the shares that were outstanding in January 2001. Additional dilution can result from other Company plans. We believe that concerns about dilution played a role in a shareholder vote defeating a 2000 proposal to add shares to the Company's 1992 Stock Option Plan.

We are particularly concerned that options may be overused because Synopsys does not take a charge in the earnings statement for costs of fixed-price options. Although the Financial Accounting Standards Board permits this practice, it has expressed a preference for an accounting approach that does entail an earnings charge for cost of fixed-price stock options. Shareholder approval is especially important as a source of discipline on managements and boards that provide for no related option expense.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans, and that we want the Board to submit such plans to shareholders for their approval.

Deutsche Bank 

848 Grassmere Park Road
Nashville, TN 37211

October 24, 2001

To Whom It May Concern:

Bankers Trust is the custodian and record owner (through Cede & Co.) of stock owned beneficially by College Retirement Equities Fund (CREF).

As of October 23, 2001 we had custody of 486,048 shares of common stock of Synopsys (cusip 871607-10-7) owned by CREF. CREF has continuously owned more than $2,000 worth of common stock of this issuer for more than a one-year period ending on October 23, 2001.

Sincerely,



Lacy Smith
Proxy Manager

Exhibit B

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Adobe Systems Incorporated
Incoming letter dated December 14, 2001

The proposal requests that Adobe's board submit to shareholder vote all equity compensation plans "other than those that would not result in material potential dilution."

There appears to be some basis for your view that Adobe may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Adobe omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Adobe relies.

Sincerely,



Jennifer Gurzenski
Attorney Advisor

SHEARMAN & STERLING

FAX: 650-330-2299

1550 EL CAMINO REAL
MENLO PARK, CA 94025
650 330-2200

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO

WRITER'S DIRECT NUMBER:
(650) 838-3711

December 14, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Stockholder Proposal for Inclusion in
<u>Adobe Systems Incorporated 2002 Annual Proxy Statement</u>

Ladies and Gentlemen:

On behalf of our client, Adobe Systems Incorporated, a Delaware corporation (the "Company" or "Adobe"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "Proxy Statement"), the supporting statement thereto, and a copy of this letter. The Company currently expects to hold its 2002 Annual Meeting of Stockholders in April 2002 and to distribute the Proxy Statement on or about March 5, 2002.

By letter dated October 30, 2001, Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") submitted a proposal (the "Proposal"), together with a supporting statement (the "Supporting Statement"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: That the shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal deals with matters relating to the conduct of ordinary business operations of the Company, and may be omitted in accordance with Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented, and may be omitted in accordance with Rule 14a-8(i)(10); and

3. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Exchange Act and the discussion below, we hereby request the concurrence of the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Company's Proxy Statement.

I. Under Rule 14a-8(i)(7), the Proposal may be omitted because it would interfere with the conduct of ordinary business operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgement, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

A. The Proposal addresses "general compensation matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

The Division has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business." Therefore, such proposals cannot be excluded from a registrant's proxy materials. Reebok International

Limited (March 16, 1992) (proposal requested that a compensation committee be established to evaluate executive compensation). The Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Xerox Corporation (available March 25, 1993).

If adopted, the Proposal requests that Adobe submit for stockholder approval of the equity compensation plans benefiting all employees of Adobe, not simply those plans covering executive officers and directors. The Adobe Systems Incorporated 1999 Nonstatutory Stock Option Plan (the "1999 Plan"), the Company's only equity compensation plan that has not been submitted to Adobe's stockholders for their approval, is a "broadly based" plan pursuant to which equity awards have not been granted to directors and executive officers of Adobe. Each of Adobe's equity compensation plans pursuant to which Adobe directors and executive officers have been granted awards has been approved by Adobe's stockholders. Therefore, because the Proposal is not limited to equity compensation plans that benefit executive officers and directors of Adobe, the Proposal relates to "general compensation matters" and it may be excluded under Rule 14a-8(i)(7).

The Division has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." Huntington Bancshares (January 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average stockholders equity, but also return on average assets and customer satisfaction surveys). The Division has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). ConAgra Foods, Inc. (June 8, 2001) (proposal amending equity plan terms and requiring accounting changes); Sempra Energy (January 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives).

For example, in AT&T Corp. (February 28, 2000), the Division concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Division acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)." See also Bio-Technology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Therefore, while executive officer compensation alone may be the proper subject

matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Division has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. Comshare, Incorporated (September 5, 2001).

The Proposal, if adopted, would limit Adobe's ability to grant options to rank-and-file employees. The 1999 Plan is the only equity compensation plan that has not been approved by Adobe's stockholders. The 1999 Plan permits the Company to grant stock options to employees and consultants and does not limit participation to executive officers. Indeed, to date, stock options have been granted under the 1999 Plan to approximately 3,676 employees, of whom only approximately seven later became executive officers; the options were granted to those persons before they were promoted to officer positions.

By its terms, the Proposal requests that Adobe submit for stockholder approval all of its equity-based compensation plans, whether or not they apply to executive officers. However, Adobe has already obtained stockholder approval for those plans that permit new grants to be made to executive officers. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Adobe's five most highly compensated executive officers, it must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Because Adobe's intention is to preserve the deductibility of compensation made to its senior executive officers as permitted by Section 162(m) of the Code, Adobe has granted and intends to grant equity awards to these senior executive officers only under stockholder approved plans. Adobe uses the Amended 1994 Stock Option Plan (the "1994 Plan") and the 1994 Performance and Restricted Stock Plan (the "Performance Plan") to award new equity compensation grants to those individuals. Thus, the Proposal, if implemented, would not relate to plans pursuant to which the Company provides executive compensation, but rather only those plans that the Company uses for its employees generally.

Accordingly, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the types of compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and Board of Directors of the Company.

B. The Proposal is based on the Company's "Choice of Accounting Methods."

The Division has repeatedly acknowledged that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). General Electric Co. (January 17, 2001) (proposal requested the company to stop using company pension trust funds to increase executive compensation and stock options); The Boeing Company (March 6, 2000) (proposal requested disclosure of the use of employee pension fund trust assets and surpluses in earnings statements). The Proposal relates to the Company's "choice of accounting methods" because it premises the request that all Adobe's equity compensation plans be submitted to stockholders for approval, in part, on the Company's choice of accounting for stock-based compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

In Intel Corp. (February 27, 2001); BellSouth Corp. (January 22, 2001); and AT&T Corp. (January 8, 2001), the Division concurred in the exclusion of proposals requesting each company to record the annual cost of stock options on their income statements and separate the equity portion of their balance sheets. The Division acknowledged that these proposals related to each company's "ordinary business operations (i.e., choice of accounting methods)."

Statement of Financial Accounting Standards No. 123 ("SFAS 123") permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method, which is provided for under APB Opinion No. 25. The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. Adobe, along with a majority of other publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

Adobe has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, it is not required to record expense related to stock options. However, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements.

C. **The Proposal addresses financial reporting and accounting policies not required by generally accepted accounting principles or applicable disclosure standards.**

The Division has also acknowledged that proposals involving financial reporting and accounting policies that are not required by generally accepted accounting principles ("GAAP") or applicable disclosure standards are excludable under Rule 14a-8(i)(7). American Stores Co. (April 7, 1992) (proposal provided for company's annual report to stockholders to disclose earnings, profits and losses for each subsidiary and major retail operation); Pacific Gas & Electric Co. (December 13, 1989) (proposal to include average tax payment information per residential bill in the company's annual report to stockholders, as well as per share tax and interest payment information in the company's quarterly reports); and Minnesota Mining and Manufacturing Co. (March 23, 1988) (proposal related to the inclusion of an alternate gold standard summary in the company's annual report to shareholders).

As noted above, SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method. The "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards.

The recitals to the Proposal and the Supporting Statement address financial reporting and accounting policies not required by GAAP or applicable disclosure standards, because they are based, in part, on the Company's method of accounting for stock-based

compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal is based, in part, on factors relating to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

D. The Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Division has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. E*TRADE Group, Inc. (October 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); K-Mart Corporation (March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Notwithstanding the foregoing, the Company recognizes that proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Division has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. El Paso Energy Corporation (March 9, 2001) (proposal to eliminate restricted stock grants referred to "executives" and "managers"); Milacron, Inc. (January 24, 2001) (proposal referred to "all officers and top management"); and Broadwing, Inc. (February 9, 2000) (proposal referred to "executives"). See also Division of Corporate Finance, Staff Legal Bulletin No. 14, Section E, Question 5 (July 13, 2001).

However, in those cases where proposals clearly apply to a registrant's "general compensation matters," the Division does not permit proponents to revise proposals to apply to "executive compensation." E. I. du Pont de Nemours and Company (March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); Sempra Energy (January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); and AT&T Corp. (February 28, 2000) (proposal related to stock-based compensation generally). In the present instance, if the Proposal were modified to apply only to compensation plans under which grants are made to executive officers, it would already be implemented as all of such plans have been submitted to Adobe's stockholders for approval. The Proposal addresses the Company's "choice of accounting methods" and financial reporting and accounting policies not required by GAAP or applicable disclosure standards. The Proposal also addresses the Company's "general compensation matters," because it applies to compensation plans covering employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

II. Under Rule 14a-8(i)(10), the Proposal may be omitted as it has been substantially implemented.

Rule 14a-8(i)(10) permits a registrant to omit a proposal if it "has already substantially implemented the proposal." For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983). Adobe has substantially implemented the Proposal by having all its equity compensation plans (other than one plan, the 1999 Plan, that is available to all Adobe employees) approved by Adobe's stockholders.

The Company adopted the 1999 Plan on August 16, 1999 and amended the 1999 Plan most recently on September 20, 2001. The 1999 Plan is a "broadly based" plan that provides for the grant of options to Adobe's employees and consultants. Because the 1999 Plan does not provide for the grant of "incentive stock options," stockholder approval of the 1999 Plan is not required by the Code. The 1999 Plan is not required to be submitted to stockholders for approval under any other applicable law or exchange rule. Directors and executive officers of Adobe do not participate in the 1999 Plan as to new grants. The 1999 Plan is the only Adobe equity compensation plan that has not been approved by Adobe's stockholders.

As part of its basic compensation strategy, Adobe sponsors several equity compensation plans and all of these plans, except the 1999 Plan, have been submitted to its stockholders for approval. Historically, Adobe has utilized stock options, restricted stock, performance shares and other equity awards to motivate and retain its employees since the adoption of the Company's 1984 Stock Option Plan, as amended, which plan was originally approved by stockholders in February 1985.

The Company presently submits all of its compensation plans under which it makes grants to executives for approval by its stockholders and has stated its intention to do so in the future. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Adobe's top five most highly compensated executive officers, it must submit for stockholder approval the option plans pursuant to which these individuals receive grants as required by Section 162(m) of the Code. The Company has articulated its policy of preserving the deductibility of its executive compensation to the maximum extent possible. See Adobe's 2001 Proxy Statement, Compensation Committee Report, Compensation Policies. In order to achieve that goal, the stock options and performance shares granted to Adobe's five most highly compensated executive officers must be made pursuant to a stockholder-approved plan. Adobe has submitted to its stockholders for approval the plans pursuant to which compensation is to be paid to its most highly compensated executives and, in order to preserve deductibility, Adobe has stated its intention to do so in the future.

Adobe presently sponsors the 1994 Plan, which was submitted to and approved by its stockholders initially in August 1994. The 1994 Plan was resubmitted for stockholder approval each time the number of shares to be authorized for issuance thereunder was increased, with the most recent such amendment occurring in April 1997. The 1994 Plan is used to grant options to the Company's employees, including its executive officers. Also in 1994, the Company adopted the Performance Plan, which was approved by Adobe's stockholders in April 1994. The Performance Plan was later amended to increase the number of shares authorized for

issuance thereunder and to increase the limitation imposed on each participant. These amendments were approved by Adobe's stockholders in April 1998.

Adobe's non-employee directors participate in the 1996 Outside Directors Stock Option Plan, as amended (the "Directors Plan"), which provides for the granting of non-qualified stock options to the Company's non-employee directors. The Directors Plan was initially approved by Adobe's stockholders in April 1996 and, in April 2000, Adobe's stockholders approved an increase in the number of shares authorized for issuance under the Directors Plan.

Adobe also sponsors the 1997 Employee Stock Purchase Plan that permits eligible employee participants to purchase shares of its common stock at a discount through payroll deductions. The ESPP was approved by Adobe's shareholders in April 1997, as is required to secure tax-favored status for ESPP participants under Section 423 of the Code, and an increase in the number of shares authorized for issuance under the ESPP was approved by Adobe's stockholders in April 1999.

In accordance with rules promulgated by the Nasdaq National Market, Adobe's stockholders have approved all compensation plans under which any director or senior executive may receive a grant of stock options or other equity-based awards, and all amendments to increase the number of shares authorized for issuance under such plans, other than the broadly-based 1999 Plan that is available to all employees of Adobe, for which such approval is not required by rules of the Nasdaq National Market.

In previous no-action letters, the Division has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Incorporated (available March 28, 1991). In essence, the Proposal asks Adobe to have its equity-based compensation programs approved by the Company's stockholders. As Adobe has substantially implemented this policy to date, the Proposal may be properly excluded under Rule 14a-8(i)(10).

III. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission under Rule 14a-(8)(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity.

First, the Supporting Statement speaks of the "right of shareholders to vote on equity compensation plans." As mentioned previously, there is no legal requirement or exchange rule that requires broad-based equity compensation plans to be submitted to a stockholder vote. Indeed, the Nasdaq National Market's rules specifically exclude equity plans that meet the requirements of a broadly-based plan from its shareholder approval requirements. Additionally, Adobe has submitted those plans that it is required to or that it deems advisable for stockholder approval. To suggest that stockholders have a general right to approve stock option plans is misleading.

Second, the Supporting Statement indicates that options may be granted under the 1999 Plan to employees "including executive officers." As mentioned above, Adobe has never granted options under the 1999 Plan to any individual who at the time of grant was an "executive officer" of the Company, as defined in Rule 3a-7 under the Exchange Act, who are the Company's reporting persons for purposes of Section 16 of the Exchange.

Third, the Supporting Statement provides that Adobe does not take a charge to earnings with relation to its stock option grants that are made at market prices. The Supporting Statement does state that SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method and that the "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards. However, the Supporting Statement does not indicate that, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method of accounting for stock options had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements. Thus, the insinuation in the Supporting Statement that "[s]hareholder approval is especially important as a source of discipline on managements [sic] and boards that provide for no related option expense" is misleading, as this information does appear in the Company's public filings.

* * * * *

Conclusion

By copy of this letter, TIAA-CREF is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the supporting statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. If you need any additional information, please call either of the undersigned.

Sincerely,



Michael J. Coleman
(650) 838-3711



Doreen E. Lilienfeld
(415) 616-1174

cc: TIAA/CREF (w/enclosures via Certified Mail Return Receipt Requested, No. __________)

Cheryl House (w/enclosures via Facsimile)
Adobe Systems Incorporated



Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

October 30, 2001

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

Dear Ms. Pouliot:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Investments of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Adobe Systems Incorporated. A CREF representative whose name will be timely submitted will be present to support the resolution.

CREF holds 2,179,794 shares of Adobe Systems Incorporated common stock, which has a value of $68,000,000, and has held shares valued at $2,000 of Adobe Systems Incorporated for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed is a letter from Bankers Trust Company, the recordholder of shares of Adobe Systems Incorporated owned beneficially by CREF, evidencing CREF's eligibility to submit a shareholder proposal.

Very truly yours,

Peter C. Clapman

cc: Bruce R. Chizen
Enclosures